Exhibit 99.1: Interim Report followed by Non-consolidated statements
INTERIM REPORT
( for The 39th Fiscal Year : From January 1, 2006 to June 30, 2006)
THIS IS A SUMMARY OF THE INTERIM REPORT IN SUCH A FORM REQUIRED BY KOREAN SECURITIES SUPERVISORY BOARD.
IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. ALL FINANCIALS IN THIS BUSINESS REPORT ARE BASED ON NON-CONSOLIDATED FINANCIAL STATEMENT.

INTERIM REPORT
For the Interim in the 39th Fiscal Year
(From January 1, 2006 to June 30, 2006)
     To: Financial Supervisory Commission and Korea Stock Exchange
We hereby submit the INTERIM REPORT for the Interim in the 39th Fiscal Year in accordance with the item 3 of Article 186 of Securities & Exchange Law.

Ku-Taek Lee
CEO and Representative Director
POSCO
1 Koedong-dong, Pohang City, Kyongsangbuk-do, Korea
Tel) 82-54-220-0114

Dong-Hee Lee
Chief Financial and Accounting Officer
Executive Vice President
POSCO
Tel) 82-2-3457-0074

CONTENTS

Chapter

I. Overview

II. Business

III. Financial Statements

IV. Corporate Governance and Company Affiliates

V. Others

Attachment Auditor’s Review Report

I. Overview
1. Purpose of the Company
     A. Businesses engaged in by the Company

Items	Details
a. To manufacture, market, promote, sell and distribute iron, steel and rolled products

b. To engage in harbor loading and unloading, transportation and warehousing businesses

c. To engage in the management of professional athletic organizations	No engagement in this business during this Quarter

d. To engage in the supply of LNG and Power generation, and as well as in the distribution business thereof	No engagement in this business during this Quarter

e. To engage in leasing of real estate and distribution businesses

f. To engage in the supply of district heating business

g. To engage in marine transportation, processing and sales of minerals within or outside Korea

h. To engage in educational service and other services related

g. To engage all other conducts, activities or businesses related directly or indirectly with the attainment and continuation of the aforementioned purposes.
     B. Businesses engaged by the subsidiaries and affiliates

Items	Details
Pohang Coated Steel : Manufacturing and sales of coated steel sheets

Changwon Specialty Steel Co. : Production & sales of steel bars and steel pipes

POSCON : Manufacturing and sales of electric controlling devices

POSREC : Manufacturing and sales of blast furnaces and refractory bricks

POSCO Machinery Engineering : Maintenance and repair of steel plant machinery & equipment

POSCO Machinery Co. : Maintenance and repair of steel plant machinery & equipment

POSCO E& C : Construction and engineering

POS A.C. Architects & Engineering : Construction design, Construction Management

POSCO Steel Service & Sales Co.,Ltd : Steel product sales and general trading

POSDATA : Information and communication service

Seung Kwang : Development and operation of athletic facilities

POSCO Research Institute : Research, consulting etc

Items	Details
POSTECH Technology Capital Co. : Finance for New Technology

POSCO Terminal Co., Ltd : Marine logistics Services, Warehousing business

Dongwoosa : Leasing & Management of real estate

Samjung P&A Co., Ltd : Product packing, Manufacturing and Sales of Aluminum

Korea Energy Investment Limited : Generation of Electricity etc., Retention of the shares of subsidiaries

POSCO Power Corporation : Generation of Electricity etc.

Seomyeon Development Co., Ltd. : Construction Apartment
]	Changes in the Subsidiaries and affiliates after 2Q 2006
(1)	Addition of an Affiliated Company : SNNC Co., Ltd(July 2006 , Refer to 6-K )

(2)	Disaffiliation of an affiliated company : Korea Energy Investment Limited (KEIL)

( Reason for Disaffiliation: Merge with POSCO Power., Refer to 6-K)
]	The subsidiaries and affiliates listed above are subject to the consolidated financial statement of the Company.
- Criteria:
(1)	The Company shall be the largest shareholder with more than 50% or more than 30% ownership of the outstanding shares.

(2)	The Company must have an actual controlling power. (voting rights, etc.)

(3)	The asset size of the previous fiscal year or the initial establishment paid-in capital is over 7 billion Korean won.
C. Businesses the company plans to engage in
[Irrelevant]
2. Business Organization
     A. Highlights of the Company’s Business Organization
(1)	Historical highlights and changes since establishment

(a)	Date of establishment: April 1, 1968

(b)	Location of the headquarters: 1, Koedong-dong, Pohang City, Kyongsang buk-do, Korea

(c)	Steel Works and Offices

•	Pohang Works: 5 Dongchon-dong, Nam-ku, Pohang City, Kyonsangbuk-do, Korea

•	Gwangyang Works: 700 Kumho-dong, Gwangyang City, Chollanam-do, Korea

•	Seoul Office: POSCO Center, 892 Daichi-4 dong, Kangnam-ku, Seoul, Korea

•	Overseas Offices: The Company operates Five overseas offices (EU, Hanoi, Rio de Janeiro, Bangkok, Mexico) for the purpose of supporting international business

]	Changes in the Overseas Offices after 2Q 2006
(1)	Addition of an Overseas Office : Prague, Czech Office
(d)	Milestones since Establishment

April 1, 1968	Pohang Iron and Steel Co., Ltd. established

April 1, 1970	1st stage construction of Pohang Works began

July 3, 1973	1st stage construction of Pohang Works completed (1.03 million ton per year (tpy) crude steel)

May 31, 1976	2nd stage construction of Pohang Works completed (2.6 million tpy)

December 8, 1978	3rd stage construction of Pohang Works completed (5.5 million tpy)

February 18, 1981	4th stage construction of Pohang Works completed (8.5 million tpy)

May 25, 1983	2nd round of the 4th stage construction of Pohang Works completed (9.1 million tpy)

March 5, 1985	1st stage construction of Gwangyang Works begun

May 7, 1987	1st stage construction of Gwangyang Works completed (11.8 million tpy)

June 10, 1988	POSCO listed on the Korea Stock Exchange (the first stock in Korea for public subscription)

July 12, 1988	2nd stage construction of Gwangyang Works completed (14.5 million tpy)

December 4, 1990	3rd stage construction of Gwangyang Works completed (17.5 million tpy)

October 2, 1992	4th stage construction of Gwangyang Works completed (20.8 million tpy)

December 9, 1993	ISO 9002 certification acquired

October 14, 1994	New York Stock Exchange (NYSE) listing

October 27, 1995	London Stock Exchange(LSE) listing

March 14, 1997	Introduced Outside Directors system

August 28, 1997	#4 Cold Rolling Mill in Gwangyang Works completed

March 31, 1999	Completed construction of #5 Blast Furnace (28.0million ton in annual crude steel production)

October 4, 2000	Privatization completed after Korea Development Bank sold off stakes in POSCO

July 2, 2001	Launched PI (or POSPIA — Integrated Management system) system

March 15, 2002	Adopted new company name “POSCO”

April 30, 2003	Completion of #3 STS plant

June 2, 2003	Declared POSCO Code of Ethics

November 7, 2003	Establishment of POSCO-China

August 17, 2004	The Pohang Works Finex #1 in order to complete commercialization of innovative iron making process Construction started(annual production capacity of 1.5 million tons)

October 15, 2004	Establishment of POSCO-JAPAN

July 4, 2005	Completion of Gwangyang LNG Terminal

August 25,2005	Establishment of POSCO-India Private Limited

September 2, 2005	Completion of the Gwangyang No.5 CGL(annual production capacity of 0.45 million tons)·MCL(annual production capacity of 0.25Million ton)

September 8, 2005	Establishment of POSTF (POSCO TJ Park Foundation)

September 21, 2005	Completion of TWB No.5,6 Line (annual production capacity of 5.5millin sheets)

October 2~5, 2005	POSCO was the host to the 39th IISI (International Iron and Steel Institute) annual conference in Seoul

November 22, 2005	Tokyo Stock Exchange(TSE) listing

June 30,2006	Completion of the Gwangyang No.6 Continuous Galvanizing Line(CGL) (Capacity for Automotive Flat Products of 6.5million )
(e)	Changes in the largest shareholder
-	From ‘National Pension Corporation’ to ‘SK Telecom’.

-	Date of Disclosure: February 1, 2006

-	Others: Refer to the disclosure of the change of the largest shareholder (February 1, 2006)
(f)	Changes of Business Purposes

•	1984: Harbor loading & unloading transportation and warehouse businesses Management of professional athletic organizations

•	1992: Scientific agriculture and its spread added to business purposes

•	1994: Real estate leasing and distribution added to business purposes

•	1995: ‘Scientific agriculture and its spread’ deleted from business purposes. ‘Supply of LNG and power generation and as well as in the distribution added to business purposes

•	2001: Supply of district heating business added to business purposes

•	2002: Marine transportation processing and sales of minerals within or outside Korea added to business purposes.

•	2006: Educational service and other services related to business added to business purposes.
(2)	Change of the Company Name

•	Pohang Iron & Steel Co. Ltd. à POSCO

•	Effective Date: March 15, 2002 (The 34th Ordinary General Shareholders Meeting)

(3)	Merger, Acquisition and Handover of Businesses
[None]
(4)	Major Changes in Production Facilities
- No changes of Production Facilities in terms of production capacity in 2Q 2006 fiscal year
[Refer to II. Business, 3. Production and Facilities, A. Production Capacity ]
(5)	Important Developments Related with Business Operation
          [For Other Matters: Refer to II. Business]
     B. POSCO Business Group
(1)	Name of Business Group: POSCO

(2)	Companies Belonging to Large Business Groups
POSCO, Pohang Coated Steel, POSDATA, POSREC, Samjung P&A Co.Ltd ,Seung Kwang, POS-AC, POSCO E&C, POSCO Research Institute, POSCON, POSCO Steel Service & Sales Co.Ltd, Changwon Specialty Steel, POSCO Machinery Engineering, POSCO Machinery Co., POSCO Terminal Co. Ltd.,

POSTECH Capital Co., Seomyeon Development Co. Ltd., Metapolis Co.Ltd, Dongwoosa , Korea Energy Investment Limited, POSCO Power Corporation
]	Changes in Companies Belonging to Large Business Groups after 2Q 2006
(1)	Addition of an Affiliated Company : SNNC Co., Ltd(July 2006 , refer to 6-K )

(2)	Disaffiliation of an affiliated company : Korea Energy Investment Limited (KEIL)

( Reason for Disaffiliation: Merge with POSCO Power., refer to 6-K)
(3)	Related laws and regulations
-	POSCO designated Prohibition on Cross Shareholdings and Prohibitions on Debt Guarantees for its subsidiaries and affiliated companies
     Details
a. Prohibition on Cross Shareholdings (Article 9-1 of the Monopoly Regulation and Fair Trade Act)
b. Prohibitions on Debt Guarantees for Affiliated Corporations (Article 10-2 of the Monopoly Regulation and Fair Trade Act)
c. Limitation of Voting Rights of Finance or Insurance Companies (Article11 of the Monopoly Regulation and Fair Trade Act)
d. Resolution of Board of Directors and Publication on Large-Scale Intra-Group Transaction
    (Article 11-2 of the Monopoly Regulation and Fair Trade Act)
e. Report on Status of Shareholding (Article 13 of the Monopoly Regulation and Fair Trade Act)
3. Equity Capital
     A. New Issuance of Registered Form Common Stock with Face Value of Won 5,000
]	No new issuance of registered form Common Stock in the last three years.
     B. Convertible Bonds
     [Irrelevant]
     C. Bonds with Warrant
     [Irrelevant]

4. Other information regarding Shares
A. Total Number of Shares

(As of June 30, 2006)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835
Par value : Won 5,000 per share
B. Outstanding Shares

		(As of June 30, 2006)
Type	Number of shares	Amount (thousand won)
Registered Common Shares	87,186,835	435,934,175

Total	87,186,835	435,934,175

]	Common stock in Balance sheet (482,403,125,000) and amount of face value (435,934,175,000) do not accord because of stock cancellation

]	Changes of Treasury stock Holding and Cancellation after 2Q 2006 fiscal year

-	Sale of Treasury Shares to ESOA(Employee Stock Ownership Association) : 910,360 ordinary shares (’06.7.26)

-	Share Repurchase for Special Money Trust : 670,626 Shares(’06.7.1~8.11)
C. Treasury Stock Holding and Cancellation
(1) Treasury Stock Holding and Cancellation

				(Shares, As of June 30, 2006)
Method of purchase	Type	Beginning	Increased	Decreased	Cancelled	Balance
Direct		6,189,091	1,743,735	—	—	7,932,826
Special Money Trust	Registered Common	906,974	659,670	—	—	1,566,644
Sub Total		7,096,065	2,403,405	—	—	9,449,470
]	Changes of Treasury stock Holding and Cancellation after 2Q 2006 fiscal year
-	Sale of Treasury Shares to ESOA(Employee Stock Ownership Association) : 910,360 ordinary shares (’06.7.26)

-	Share Repurchase for Special Money Trust : 670,626 Shares(’06.7.1~8.11)
(2) Stock Cancellations by profit
[None]

(3)Treasury Stock purchased under the Special Money Trust Contract

				(Unit :KRW)
Items	Beginning	Increased	Decreased	Balance
Special Money Trust	100,000,000,000	450,000,000,000	—	550,000,000,000
D. Shares held by ESOA (Employee Stock Ownership Association)

		(Shares, As of June 30, 2006)
Type	Beginning	Balance
Registered Common	3,952,051	3,531,312

Total	3,952,051	3,531,312

-	Sale of Treasury Shares to ESOA(Employee Stock Ownership Association) : 910,360 ordinary shares (’06.7.26)
E. Voting Rights

	(As of June 30 , 2006)
	Number of shares	Remarks
1. Number of outstanding shares	87,186,835
2. Shares without voting rights	*9,406,375	Treasury Stock
3. Shares with voting rights	77,780,460

*	Excluding shares repurchased on June 29 and June 30,2006
]	Changes of voting rights after 2Q 2006 fiscal year
-	Sale of Treasury Shares to ESOA(Employee Stock Ownership Association) : 910,360 ordinary shares (’06.7.26)

-	Share Repurchase for Special Money Trust : 670,626Shares(’06.7.1~8.11)
F. Earnings and Dividend for The Past Three Fiscal Years

			(Unit: Million Won)
	The 2Q 39th	The 38th	The 37th
Net Profit	1,391,109	4,012,932	3,826,015
EPS (Won)	17,462	50,670	47,331
Profit available for dividend		14,919,097	8,325,683
Cash Dividend Paid		638,445	644,335
Pay-out Ratio		15.9%	16.8%
Dividend per share (Won)		8,000	8,000
Dividend Yield		3.87%	4.16%

]	Changes of Treasury stock Holding and Cancellation after 2Q 2006 fiscal year
-	Share Repurchase for Special Money Trust : 670,626 Shares(’06.7.1~8.11)

-	FY2006 Interim cash Dividends Payout : 2,000 won/share in cash(’06.7.21, Seoul time)
II. Business (Manufacturing)
1. Current Situation of POSCO
(1) Market Share

					(Unit: million tons, %)
	The 2Q for		Annual for		Annual for
Category	39th Fiscal Year		the 38th Fiscal Year		the 37th Fiscal Year
	(2006)	Market share	(2005)	Market share	(2004)	Market share
Crude steel production	23.8	100	47.7	100	47.5	100
POSCO	14.6	61	30.5	64	30.2	64
Others	9.2	39	17.2	36	17.3	36
(2)	Characteristics of the Steel Market

•	The steel industry supplies materials to major export industries, including the automobile, shipbuilding, and electronics appliance industries.

•	Domestic sales represented 70% and export sales represented 30% of our total sales volume. (Major Export markets : China, Japan and east south Asia).

•	The company also maintains a made-to-order supply system and 70% level of direct transaction based on actual demand to secure stable business operation..

(3)	Current Situation and Prospect of New Businesses

]	Establishment of Steelworks in India
-	POSCO entered into a Memorandum of Understanding with Government of Orissa on 22nd of June, 2005 to construct an integrated steelworks and infrastructure necessary for the integrated steelworks and to develop iron ore captive mines.

o	Future Plan
-	1st phase of integrated steelworks (4 million ton per annum) is planned to be constructed by the end of 2010.

-	After the first phase, POSCO plans to expand the plant’s capacity to twelve million tons.

o	Expected investment cost

-	1stPhase(4 million ton per annum Integrated steelworks base): USD 3.7 billion

-	Final(12 million ton per annum integratd steelworks base):USD 12 billion

o	Establishment of POSCO-India Private Limited (’05.8.25)

-	Name: POSCO-India Private Limited (POSCO-India)
2.	Key Products and Raw Materials

A.	Current Situation of Key Products

(Unit : one hundred million won)
Business area	Source of sales	Items	Specific utility	Key brands	Sales (portion)
Steel production	Products	Hot rolled products	Steel pipes,shipbuilding, etc.	POSCO	41,047 (44%)
		Cold rolled products	Automobiles, Electronic appliances, etc.		33,546 (36%)
		STS	Silverware, steel pipe, etc		17,698 (19%)
	Others	Byproducts, etc.	Raw material for cement, etc.		1,162(1%)
	Sales Discount				- 92(-0%)

Total					93,361 (100%)

B.	Price Trends of Key Products

			(Unit: thousand won/ton )
		The 2Q 39thFiscal	Annual for the 38th	Annual for the 37th
		Year	Fiscal Year	Fiscal Year
Items		(Jan. 1~Jun.30, 2006)	(Jan. 1~Dec.31, 2005)	(Jan. 1~Dec. 31, 2004)
Hot-rolled	Domestic	552	610	510
Product	Export	482	611	562
Cold-rolled	Domestic	630	719	629
Product	Export	582	728	638

(1)	Criteria for Calculation

•	Product items and objects for calculation: sale prices of standard hot-rolled product and cold-rolled product.

•	Unit and method for calculation: The average price of each product based on its total sales during the given period, including freight

(2)	Factors of Price Fluctuations

•	Falling domestic prices and export prices in tune with falling International price tendency due to an excessive supply of China

C.	Current Situation of Major Raw Materials

(Unit: million won)
Purchase
Business	Type of			amount
area	purchase	Item	Specific use	(portion)	Remarks
Steel production	Raw materials	Iron ore	Iron ore for blast furnaces	1,062,219 (25.3%)	BHPB, of Australia Rio Tinto, CVRD of Brazil

		Coal	Coking coal: Heat source for blast furnaces,	1,176,812 (28.0%)	BMA of Australia,Rio Tinto, EVCC of Canada
Redundant Smokeless coal: Sintering fuel

		Iron materials	Iron material for steelmaking	242,481 (5.8%)	Carbon steel scrap iron, HBI, cold pig iron, etc.

		STS materials	Key materials for STS production	1,147,562 (27.3%)	Nickel, Fe-Cr, STS scrap iron, etc.

		Ferro materials Other raw	Sub materials for ironmaking, steelmaking	482,738 (11.5%)	Alloy iron, Nonferrous metal, Claus etc.

				Purchase
Business	Type of			amount
area	purchase	Item	Specific use	(portion)	Remarks
		materials

		Limestone,	Submaterials for	92,734	Limestone, manganese,
		other	ironmaking,	(2.1%)	fluorite
		minerals	steelmaking

Total				4,204,546

D.	Price Trends of Key Materials

		(Unit: won/ton)
Category	The 2Q39thFiscal Year	The 38th Fiscal Year	The 37thFiscal Year
Iron ore	51,778	46,354	38,018
Coal	117,065	117,429	89,723
Scrap iron	243,292	290,763	312,558
Nickel	15,596,979	15,795,459	16,462,393
(1)	Criteria for Calculation
The unit price is based on costs calculated at the point of storage (CIF+customs duty+unloading+other costs)
(2)	Key Factors in Price Fluctuations
A.	Iron ore

	(2004)	(2005)	(2Q 2006)
• Trend of purchase price(CFR) :	$32.0/ton à	$44.2/ton à	$52.5/ton
B.	Coal

	(2004)	(2005)	(2Q 2006)
• Trend of purchase price (CFR):	$72.0/tonà	$112.2/tonà	$118.5/ton
C.	Scrap iron

	(2004)	(2005)	(2Q 2006)
• Trend of purchase price (CIF):	$267/tonà	$275/tonà	$247/ton

D.	Nickel

	(2004)	(2005)	(2Q 2006)
• Trend of LME price:	$13,852/tonà	U$15,230/tonà	U$15,526/ton
3.	Production and Facilities
A.	Production capacity

			(Unit : Thousand Ton)
Items	2Q 2006	2005	2004
Pohang Works	6,650	13,300	13,300
Gwangyang Works	8,350	16,700	16,700

Total	15,000	30,000	30,000

B.	Production and Capacity Utilization Rate
(1)	Production

			(Unit : Thousand Ton)
Items		2Q 2006	2005	2004
Crude Steel	Pohang	5,989	13,357	13,449
	Gwangyang	8,660	17,188	16,755

Total		14,649	30,545	30,204

HR Products	Pohang	974	3,069	3,367
	Gwangyang	3,221	6,696	6,995
CR Products	Pohang	804	1,581	1,464
	Gwangyang	3,476	7,435	6,914
PO	Gwangyang	836	1,735	1,494
Electrical Steel	Pohang	274	748	701
Plate	Pohang	1,911	3,236	3,334
Wire Rod	Pohang	896	1,977	2,017
STS	Pohang	918	1,900	1,941
Pig Iron	Pohang	46	155	149
	Gwangyang	141	224	255
Billet	Pohang	64	162	181
Slab/Bloom & etc.	Pohang	130	178	164
	Gwangyang	252	399	441
Pohang Gwangyang		6,017 7,926	13,006 16,489	13,318 16,099

Total Products		13,943	29,495	29,417

(2)	Capacity Utilization Rate for 2Q 2006 in Terms of Crude Steel Production

		(Unit : Thousand Ton)
Items	Capacity	Production	Utilization Rate
Pohang Works	6,650	5,989	90.1%
Gwangyang Works	8,350	8,660	103.7%
Total	15,000	14,649	97.7%
-	Utilization Rate = Production/ Production Capacity.
C.	Production Facilities
(1)	Book Value of Fixed Assets

				(Unit : Million Won)
		Beginning Book				Ending Book
Items		Balance	Increased	Decreased	Depreciation	Balance
Pohang	Land	382,269	3,353	—	—	385,622
	Building	953,286	56,589	Δ1,076	32,709	976,090
	Structures	471,138	58,556	Δ1,481	19,133	509,080
	Machinery & Equipment	2,352,507	977,551	Δ5,471	272,530	3,052,057
	Vehicles	18,829	418	Δ136	3,733	15,378
	Tools and Fixtures	17,809	3,226	Δ2	3,885	17,148
	Furniture & Others	37,101	3,610	Δ86	5,610	35,015

Gwangyang	Land	450,890	12,492	—	—	463,382
	Building	888,334	38,021	Δ118	39,200	887,037
	Structures	769,083	19,964	—	30,587	758,460
	Machinery & Equipment	2,163,900	506,184	Δ1,000	285,625	2,383,459
	Vehicles	4,906	146	—	1,843	3,209
	Tools and Fixtures	14,809	3,990	—	3,926	14,873
	Furniture & Others	9,762	2,183	—	2,172	9,773

(2)	Major Capital Expenditures
(a)	Investments under construction

			(Unit : Hundred Million Won)
				Invested		Amount
			Total	Amount		to be
Items	Date	Project	Investment	(2Q)		invested
Expansion	’04.08~’06.12	P)Construction of a FINEX plant	7,118	5,543	(2,740)	1,575
	’05.10~’07.09	P) Expansion COKE plant	2,822	433	(219)	2,389
	’04.11~’07.02	P) #2 Steel Making Dephosphorization furnace	1,486	958	(572)	528
	’05.11~’07.06	G) #1~4 Sinter Plant Sox, Nox Reducing Facility	1,725	292	(45)	1,433
	‘05.12~’07.08	P) Installation #3 Plate heat treatment furnace	1,098	131	(131)	967

Rationalization/ Replacement	’04.12~’07.03	P)Replacement Electrical Steel (level 2)	3,173	3,018	(1,454)	155
	’05.05~’07.05	P) 2nd repair of #3 blast furnace	2,643	2,318	(1,552)	325
	‘05.11~’07.02	G) Capacity expansion of #2 PCM	1,404	185	(102)	1,219
	’05.06~’07.12	G)Rationalization #3 Hot Strip	2,387	529	(335)	1,858
(b)	Planned investments

		(Unit : Hundred Million Won)
		Planned investments
Location	Project	2006	2007	2008
Pohang	2nd repair of #4 blast furnace	—	175	2,475
	Installation #1 Steel Making Dephosphorization furnace	203	1,065	44
	Replacement Non-grain-oriented Electrical Steel(level 1)	234	1,044	—
	Installation 400t Continuous Castor #1 Continuous Casting Plant	152	818	270
	Unmanned Movement Equipment	126	1,094	16
	Others	25,075	12,327	5,171
Gwangyang	#2 Steel Making Dephosphorization furnace	391	1,560	—
	Repair of #3 blast furnace (1st)	180	1,310	—
	Repair of #4 blast furnace (1st)	—	—	1,050
	Capacity expansion of #2 PCM	—	602	693
	Replacement #3 Continuous Castor #2 Continuous Casting Plant	104	852	—
	Others	6,435	6,784	7,162

4. Sales
A. Breakdown of Steel Product Sales
(Unit : Thousand Ton, Hundred Million Won)

Items		2Q 2006		2Q 2005		2005
		Volume	Amount	Volume	Amount	Volume	Amount
Hot Rolled Products	Domestic	6,032	33,268	6,492	39,619	13,211	80,601
	Export	1,615	7,779	1,062	6,789	2,435	14,872

	Total	7,647	41,047	7,554	46,408	15,646	95,473

Cold Rolled Products	Domestic	3,299	20,785	3,677	26,516	7,133	51,259
	Export	2,194	12,761	2,000	14,495	4,022	29,270

	Total	5,493	33,546	5,677	41,011	11,155	80,529

Stainless	Domestic	448	9,462	420	10,489	806	18,525
Steel	Export	489	8,236	535	11,529	1,052	20,607

	Total	937	17,698	955	22,018	1,858	39,132

Others	Domestic		1,158		1,031		2,068
	Export		4		3		6
	Total		1,162		1,034		2,074
Total	Domestic	9,779	64,673	10,589	77,655	21,150	152,453
	Export	4,298	28,780	3,597	32,816	7,509	64,755

	Total	14,077	93,453	14,186	110,471	28,659	217,208

Discount			-92		-133		-258

Grand Total		14,077	93,361	14,186	110,338	28,659	216,950

B. Marketing organization, channel and strategy
(1) Organization
Hot Rolled Steel Sales Dept., API Steel Sales Dept., Plate Sales Dept., Wire Rod Sales Dept., Cold Rolled Steel Sales Dept., Automotive Flat Products Sales Dept., Automotive Flat Products Export Dept., Coated Steel Sales Dept., Electrical Steel Sheet Sales Dept., Stainless Steel Sales Dept., Marketing Strategy Dept., Sales & Production Planning Dept., Market Development Dept., Production Order & Process Dept., Product Technology Dept.
(2) Sales Channel
i) Direct sales : POSCO sells directly to its customers
ii) Indirect Sales
- Domestic market : Sales agents, e-sales or POSTEEL

- Overseas Market : General Trading Companies
(3) Sales Condition
- Domestic Sales : Credit sales based on production to order or cash

- Export Sales	: Sales based on irrevocable Letter of Credit, Documents against Payments(D/P), Documents against Acceptance(D/A), Telegraphic Transfer (T/T)
(4) Sales strategies
o Reinforcement of global marketing
- Raise partnership with core customers
- Coordinate functions and roles of sales channel
- Reinforce market forecasting & corresponding power
o Promotion of Strategic Products
- Extention of Strategic Products and Core Strategic Products Sales
- Extention of development of High value steel new demand and Sales
o Enhancement of cost-competitiveness
- Setting up an optimal distribution system and improving service
- Enhance productivity and efficiency of inventory management
5. Related to the Derivatives
A. Currency Forward Contracts
(Unit : US thousand)

Item	Currency Type	Contract Rate	Terms	Amount	Counterpart
Forward	USD	953.45	‘06.6.30~’06.7.6	U$20,000	Bank of New York etc.
B. Nickel Future Contracts
(Unit : US thousand)

Item	Quantity	Terms	Amount	Counterpart
Future	900 Metric Ton	‘06.4.6 ~’06.9.29	U$14,964	Sempra Metal Ltd.

6. Important contracts
A. Important Contracts (Raw Material)
(Unit : Billion Won)

Contract		Contract
Date	Name of Company	Company	Contract Amount	Terms
’06.3	Korea Energy Investment Limited	KPIC	306.2	’06.3.24 Stock Purchase

’06.4	Joint Venture Agreement for Establishment of the nickel mine joint-venture in New Caledonia	SMSP (in New Caledonia)	Within 352 million dollars	—
] Establishment of SNNC (Nickel Smelting Work in Gwangyang), NMC(Nickel Mine in New Caledonia)
] POSCO owns 49% of SNNC Co., Ltd.. (SMSP owns 51% of SNNC Co., Ltd.)
] Refer to 6-K other important facts
7. Research & Development
A. R & D Organization

		Staff
In-house	Technology Development Department	77
	Environment &Energy Dept.	16
	Technical Research Laboratory (Group)	587
Independent	Research Institute of Industrial Science and Technology	365
	POSTECH	1,297
B. R&D Expenses
(Million Won)

	2Q 2006	2005	2004
1. Raw Materials	16,435	82,575	91,956
2. Labor cost	15,020	32,585	35,939
3. Depreciation	11,174	15,891	12,612
4. Subcontract	39,039	94,682	79,250
5. Other Expense	23,112	69,443	82,428
Total	104,780	295,176	302,185
(R&D/Sales Ratio)*100	1.1%	1.4%	1.5%

8. Other information for investment decision making
A. Funding from domestic market
(Unit : Million Won)

Source	Beginning	Increase (Decrease)	Ending Balance
From Money Market	—	—
Banks
Others
From Capital Market	400,000	800,000(200,000)	1,000,000
Bond (private)
Bond (public)	400,000	800,000(200,000)	1,000,000
Others

Total	400,000	800,000(200,000)	1,000,000

] Change of Funding from domestic market after 2Q 2006
- Redemption of Domestic Bond (Public) : 200,000 Million won in July 2006.
B. Funding from overseas
(Unit : Million Won)

	Beginning	Increase (Decrease)	Ending Balance
Financial Institutions
Bond
Equity	51,774	96,030(6,124)	141,680
Others	965,529	411,555(279,690)	1,097,394

Total	1,017,303	507,585(285,814)	1,239,074

] Change of Funding from Overseas market after 2Q 2006
- Issuance of Euro Bond : U$300 million in August 2006.

II. Financial Statements
1. Summary of Unconsolidated Financial Statements
(Unit : million won)

Item	2Q 2006	2005	2004	2003	2002
Current Assets	6,672,368	8,399,476	7,741,578	5,327,843	3,772,625
Quick Assets	4,212,655	5,680,632	5,632,896	3,768,583	2,501,696
Inventories	2,459,713	2,718,844	2,108,682	1,559,260	1,270,929
Fixed Assets	17,442,790	15,807,474	13,625,482	13,078,757	13,471,861
Investments Assets	4,989,235	4,630,902	4,059,176	4,023,191	3,869,016
Tangible Assets	12,201,994	10,898,679	9,203,062	8,705,192	9,271,701
Intangible Assets	251,561	277,893	363,244	350,374	331,144
Total Assets	24,115,158	24,206,950	21,367,060	18,406,600	17,244,486
Current Liabilities	2,025,743	3,776,633	3,221,400	2,528,218	2,497,274
Fixed Liabilities	2,190,072	908,315	2,035,816	2,920,385	3,180,416
Total Liabilities	4,215,815	4,684,948	5,257,216	5,448,603	5,677,690
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	3,879,301	3,879,301	3,771,283	3,707,587	3,685,953
Retained Earnings	17,102,327	16,192,143	12,864,139	9,867,437	8,483,234
Capital Adjustments	(-)1,564,688	(-)1,031,845	(-)1,007,981	(-)1,099,430	(-)1,084,794
Total Shareholders’ Equity	19,899,343	19,522,002	16,109,844	12,957,997	11,566,796
Total Sales	9,336,134	21,695,044	19,792,478	14,359,329	11,728,595
Operating Income	1,731,408	5,911,886	5,053,728	3,058,534	1,833,485
Ordinary Profit	1,783,950	5,354,193	5,230,514	2,663,863	1,465,444
Net Income	1,391,109	4,012,932	3,826,016	1,980,572	1,101,325
2. Items to pay attention for use of Financial Statements
A. Principles to write Financial Statements
The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on Financial Statements are as follows.

	2Q 2006	2005 and 2004	2003 2
CPAs	Samil Accounting Corp Pricewaterhouse Coopers	Samil Accounting Corp Pricewaterhouse Coopers	Samil Accounting Corp Pricewaterhouse Coopers

* Audit Opinion : Refer to attached audit report
B. Any violations against GAAP
(1) Violations, which need to amend Financial Statements
None.
(2) Violations, which are not related with amendment of Financial Statements
None.
3. Unconsolidated Financial Statements
A. Balance Sheet
Refer to the attached the review report as of June 30, 2006
B. Income Statements
Refer to the attached the review report as of June 30, 2006
C. The Note in the Financial Statement
Refer to the auditor’s note in financial statement
D. The Financial Statement before and after amended in this Fiscal Year
N/A

4. Consolidated Financial Statements
A. Summary for the Fiscal Years 2001 through 2005
(Unit : million won)

	2005	2004	2003	2002	2001
Current Assets	11,640,335	10,487,816	7,621,598	5,414,850	4,960,937
Quick Assets	7,847,741	7,422,294	5,553,227	3,743,404	3,223,686
Inventories	3,792,594	3,065,522	2,068,371	1,671,446	1,737,251
Fixes Assets	15,866,975	13,641,144	13,146,951	13,662,000	14,444,398
Investments Assets	3,141,556	2,704,538	2,826,679	2,862,614	3,352,924
Tangible Assets	12,271,710	10,440,291	9,845,776	10,324,574	10,600,766
Intangible Assets	453,709	496,315	474,496	474,812	490,708
Total Assets	27,507,310	24,128,960	20,768,549	19,076,850	19,405,335
Current Liabilities	5,881,563	4,995,018	4,171,918	3,720,274	3,618,918
Fixed Liabilities	1,758,831	2,747,886	3,347,064	3,536,930	5,435,628
Total Liabilities	7,640,394	7,742,904	7,518,982	7,257,204	9,054,546
Minority Interest	386,766	307,891	293,299	279,165	168,171
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	3,991,409	3,895,378	3,828,773	3,797,737	3,859,030
Retained Earnings	16,157,947	12,851,118	9,875,080	8,464,715	6,966,189
Capital Adjustments	(-)1,151,609	(-)1,150,734	(-)1,229,988	(-)1,204,374	(-)1,125,004
Total Shareholders’ Equity	19,866,916	16,386,056	13,249,567	11,819,646	10,350,789
Total Sales	26,301,788	23,973,053	17,789,237	14,354,918	13,121,097
Operating Income	6,083,276	5,319,420	3,262,981	2,049,867	1,587,293
Ordinary Profit	5,488,189	5,339,522	2,747,271	1,507,437	1,174,673
Total Net Profit	4,005,750	3,841,264	2,017,000	1,109,132	837,210
Consolidated Net Profit	4,011,547	3,814,225	1,995,983	1,089,288	845,679
Number of Consolidated Companies	47	38	35	33	32
B. Items to pay attention for use of Financial Statements

(1) Principles for preparation of Financial Statements
The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and applied each company’s final financial statements.
C. Consolidated Financial Statements
(1) Consolidated Balance Sheet
Refer to the 38th Consolidated Financial Statements as of December 31, 2005
(2) Consolidated Income Statements
Refer to the 38th Consolidated Financial Statements as of December 31, 2005
5. Divisional Financial Status
A. Divisional Financial Information
N/A
B. Regional Financial Information
N/A
6. Financial Statement before and after consolidation
A. The Overview of Consolidation
N/A
B. Financial Statement before and after Consolidation
N/A
C. Issues related Consolidation
N/A

IV. Current Situation on Corporate Governance and Company Affiliates
1. Overview of Corporate Governance
A. Board of Directors
(1) Board of Directors
     Our board of directors has the ultimate responsibility for the management of our business affairs. Under our articles of incorporation, our board is to consist of six directors who are to also act as our executive officers (“Standing Directors”) and nine directors who are to be outside directors (“Outside Directors”). Our shareholders elect both the Standing Directors and Outside Directors at a general meeting of shareholders. Candidates for Standing Director are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications and candidates for Outside Director are recommended to the shareholders by a separate board committee consisting of three Outside Directors and one Standing Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 1% or more of our outstanding shares with voting rights for at least six months may suggest candidates for Outside Directors to the Director Recommendation Committee.
     Our board of directors maintains the following six sub-committees:
•	the Director Candidate Recommendation Committee;

•	the Evaluation and Compensation Committee;

•	the Finance and Operation Committee;

•	the Executive Management Committee;

•	the Audit Committee; and

•	the Insider Trading Committee.
] Composition of special committees under the Board of Directors and their functions

Category	Composition		Major functions
Director Candidate Recommendation Committee	3 outside directors 1 standing director	Sun, Wook Kim E. Han Ahn, Charles Lee, Dong -Hee	- Evaluation of the qualifications of director candidates and recommendation of outside director candidates - Advance screening for nominating representative director, members of special committee(s)

Evaluation and Compensation Committee	4 outside directors	Suh, Yoon-Suk Park, Young-Ju Jun, Kwang-woo Park,Won-Soon	- To establish management succession and development plans
- To establish executives evaluation and compensation plan and to take necessary measures to execute such plans
- To pre-deliberate on remuneration and retirement allowance of directors and executives officers

Category	Composition		Major functions
Finance & Operation Committee	3 outside directors 2 standing directors	Jun, Kwang-woo Ahn, Charles Huh,Sung-Kwan Yoon, Seok-Man Lee,Dong-Hee	- Advance deliberation on crucial new investment in outside companies, and advance deliberation on the revision and abolition of regulations regarding the operation of the Board of Directors
- Deliberation and resolution on financing matters, and on donations between 100 million and 1 billion won

Audit Committee	4 outside directors	Kim E. Han Jeffrey D. Jones Sun, Wook Suh, Yoon-Suk	- Audit of corporate accounting and business operations - Creation of audit report on closing accounts, and reporting to the shareholders meeting

Insider Trading Committee	4 outside directors	Kim E. Han Jeffrey D. Jones Sun, Wook Suh, Yoon-Suk	- Review of issues and improvement measures related to internal transactions in accordance with the Monopoly Regulation and Fair Trade Act
- Preliminary deliberation of internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (exceeding KRW 10 billion in transaction amount)
- Make resolutions on internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (between KRW 5 billion and 10 billion in transaction amount)

Executive Management Committee	6 standing directors	Lee,Ku-Taek Yoon,Seok-Man Lee ,Youn Chung,Joon-Yang Cho,Soung-Sik Lee,Dong-Hee	- Advance deliberation on and approval of in-house investment schemes
- Deliberation on important subjects regarding hierarchical structure, development and adjustment of personnel
- Important subjects on working policy, and changes to welfare

(2) Establishment and composition of the Director Candidate Recommendation and Evaluation Committee
•	Changed the name from the Director Candidate Recommendation Committee (March 17, 2000) to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

•	Set up the Director Candidate Recommendation Committee. (March 12, 2004)
o Composition of the Director Candidate Recommendation Committee

Sun, Wook (Chairman)	Outside Director	<Satisfies the regulation requiring that more than 50% of directors should be from outside >

Kim ,E. Han	Outside Director	- Outside directors (3), Standing directors(1):
(member)

Ahn, Charles (member) Lee,Dong-Hee (member)	Outside Director Outside Director	Pursuant to 3 of Clause 16 under Article 191 in the Securities Exchange Act (Correspondingly applying 2 of Clause 5 of under Article 54 in the Securities Exchange Act)
(3) List of outside directors

Relation with
majority
Name	Experience		shareholder	Remarks
Park, Young-Ju	•	CEO & President of Eagon Co.	None	President Board of Director
	•	Vice-President of the Federation of Korean Industries(FKI)

Kim , E. Han	Distinguished Professor at University of Michigan Former advisory professor of the Korea Stock Exchange, advisor to the World Bank		”

Jun, Kwang-woo	•	Vice President of Deloitte Group	”
	•	Former Vice-President of Woori Finance Group

Jeffrey D. Jones	•	American Lawyer at Kim&Jang Law Office	”
	•	Former Chairman of the American Chamber of Commerce in Korea

Suh, Yoon-Suk	•	Head of the Business School at Ewha Women’s Univ.	”
	•	Vice-President/Commissioner of Account Management for the Korea

Relation with
majority
Name	Experience		shareholder	Remarks
Accountant Association

Park,Won-Soon	•	Standing Chairman of the Beautiful Foundation	”
	•	Chairman of Korea Human Rights Foundation

Sun, Wook	•	Former President & CEO, Samsung Human Resources Development Center	”
	•	Full-time counsellor, Samsung SDI

Ahn, Charles	•	Former president of Board of Director, AnLab Inc.	”
	•	President & CEO, AhnLab, Inc.

Huh,Sung-Kwan	•	President Gwangju Institute Science & Technology	”
	•	Former Professor of Management at Dong-A Univ.
	•	Former Minister of Government Administration & Home Affairs
(4) Whether a director is covered by damage liability insurance or not

Accumulated Payment
Name	(including this Quarter)	Ceiling of Insurance	Remarks
All directors	2.5 billion won	50 billion won
]List of key activities of the Board of Directors (Jan. 1, 2005 – Jul. 24, 2006)

Session	Date	Agenda	Approval
2006-1	Jan.12	1. Approval of Financial Statements for the 38th Fiscal Year & Convening Schedule of the 38th Annual General Meeting of Shareholders	All 2 cases Approved
2. Establishment of Nickel Mine and Nickel Plant Joint Ventures

2006-2	Feb.7	1. Agenda for the 38th Ordinary General Meeting of Shareholders
2. Standing Director Candidate Recommendation
3. Special Incentive Payment to Directors
		4. Consideration of the Limitation of Directors Remuneration for 2006	All 7 cases Approved (Agenda 4. Approved after modification)
5. Waiver of the Recovery of Overpaid Employment Benefit
6. Plan for issuance of domestic bond
7. Contribution Plan for POSCO Educational Foundation

2006-3	Feb.24	1. Appointment of President of Board of Director 2. Appointment of Special Committee Members	All 8 cases Approved

Session	Date	Agenda	Approval
		3. Revision of the Board of Director Operating Regulations 4. Revision of Audit Committee Operating Regulations	(Agenda 5. Approved after modification)
5. Amendment to the Directors Remuneration Standards
6. Appointment of Positions for President and Standing Directors
7. Approval of Designation of Position for Executive Officer
8. Plan for Acquisition of Ownership Interest in KEIL

2006-4	Apr.28	1. Decision on Share Repurchase 2. Plan of Funding for 2Q 2006 3. Establishment Magnesium board plant 4. Changed Fair Trade independent observance Manager	All 4 cases Approved

2006-5	Jul.21	1. FY2006 Interim Dividends Payout 2. Approval on a Sale of Treasury Shares to ESOA (Employee Stock Ownership Association)	All 5 cases Approved
3. Plan of Funding for 3Q 2006
4. Sale of #2 Mini Mill in Gwangwang etc.
5. Set the standard Scholarship of Executive’s Children
o Major activities of outside directors on the Board of Directors(Jan. 1, 2006 – Jul.24, 2006)

Session	Date	Number of participating outside directors	Remarks
2006-1	Jan.12	8 persons
2006-2	Feb.7	9 persons
2006-3	Feb.24	8 persons
2006-4	Apr.28	9 persons
2006-5	Jul.21	9 persons
5) Composition of committees and their activities (Jan. 1, 2006 – Jul. 24, 2006)
o Major activities of Director Candidate Recommendation Committee (Jan. 1, 2005 – Jul. 24, 2006)

Session	Date	Agenda	Approval
2006-1	Feb.2	1. Assessment of qualifications of outside directors	—
		2. Assessment of qualifications of Standing Director	Approved

2006-2	Feb.24	1. Appointment of Special Committee Members	—
		2. Appointment of Positions for Standing Directors	—
		3. Approval of Designation of Position for Executive Officer	—

o Major activities of Evaluation and Compensation Committee (Jan. 1, 2005 – Jul. 24, 2006)

Session	Date	Agenda
2006-1	Jan.12	Evaluation of ’05 Management Result

2006-2	Feb.7	1.	Payment plan of the special incentive for Directors

		2.	Establishment of the Ceiling Amount of Total Remuneration for Directors
o Major activities of Finance & Operation Committee (Jan. 1, 2005 – Jul. 24, 2006)

Session	Date	Agenda	Approval
2006-1	Jan.12	2 cases including Establishment of Nickel Mine and Nickel Plant Joint Ventures	Pre-deliberation
2006-2	Feb.7	Issued Public company Bond	“

2006-3	Feb.24	Revision of the Board of Director Operating Regulations Plan for Acquisition of Ownership Interest in KEIL	“

2006-4	Apr.27	Plan of Funding for 2Q 2006 Establishment Magnesium board plant	“

2006-5	Jul.21	5cases including Plan of Funding for 3Q 2006
o Major activities of Executive Management Committee (Jan. 1, 2005 – Jul.24, 2006)

Session	Date	Agenda	Approval
2006-1	Mar.27	Construction Express PVD Pilot Plant	Approved

2006-2	May23	Increased investment of installation #1FINEX in Pohang Increased investment of Replacement Electrical Steel (level 2) Suspension of Alteration of Entry in the Register of Shareholders for Interim Dividend Payment	Approved

2006-3	Jun.27	Expansion #14 oxygen plant in Gwangyang	Approved
o Major activities of Insider Trading Committee (Jan. 1, 2006 – Jul. 24, 2006)

Session	Date	Agenda
2006-1	Jan.11	Fair Trading Program Operating and Plan

2006-2	Feb.6	Contribution Plan for POSCO Educational Foundation

2006-3	Apr.21	Changed Fair Trade independent observance Manager

2006-4	Jul.20	Reported Outside service and Materials Purchasing & Supply Management’s Insider transaction

B. Audit Committee
     Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Securities Exchange Act. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of four Outside Directors. Members of our Audit Committee are E. Han Kim (committee chair), Jeffrey D. Jones, Yoon-Suk Suh and Wook Sun.
     The duties of the Audit Committee include:
•	engaging independent auditors;

•	approving independent audit fees;

•	approving audit and non-audit services;

•	reviewing annual financial statements;

•	reviewing audit results and reports, including management comments and recommendations;

•	reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.
     In addition, in connection with Ordinary meetings of Shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds regular meetings at least once each quarter, and more frequently as needed.
o Composition of the Audit Committee (auditors)

Name	Experience	Qualifications	Remarks
Kim E. Han	Distinguished Prof. of University of Michigan	Satisfies requirements in the articles of incorporation	Chairman

Sun, Wook	Former President & CEO, Samsung Human Resources Development Center	”

Jeffrey D. Jones	Former Chairman of the American Chamber of Commerce in Korea	”

Suh, Yoon-Suk	Head of the Business School at Ewha Women’s Univ.	”

] Major activities of the audit committee (auditors) (Jan. 1,2006-Jul.24,2006)

Session	Date	Agenda	Approval	Remarks
2006-1	Jan.11	• Report agendas		All members participating
- Overview of operations of the in-house controlling system
- Result of Periodical tax audit of corporation
- Result of Internal Control Pre-Attestation
- Result of Internal Audit in 2005 and Operating Plan in 2006

2006-2	Feb.6	• Deliberation agenda	Approved	All members participating
- Revision of Audit Committee Operating Regulations
- Assessment of operations of the in-house controlling system in 2005
- Results of the audit of account for the 38th Fiscal Year
• Report agendas
- Overview Results of the audit of account for the 38th Fiscal Year by External Auditor
- Result of Operation, Finance Audit portal Establishment
- Audit Information System

2006-3	Feb.24	• Deliberation agenda	Approved	All members participating
- Appointment of Internal Audit Manager
• Report agendas
- Plan of using specialists supporting Audit Committee

2006-4	Apr.21	• Deliberation agenda	Approved	All members participating
- Approval of audit and not-audit service of affiliated Company Outside
• Report agendas
- Results of the audit of account for the 1Q 39th Fiscal Year
- Reporting the 2005 fiscal year results of the audit of Consolidated and US GAAP finance statements

Session	Date	Agenda	Approval	Remarks
2006-5	Jul.20	• Report agendas
- Results of the audit of account for the 2Q 39th Fiscal Year
- Overview of operations of the in-house controlling system
- Report in-house controlling system process
C. Voting Rights by Shareholders
(1) Whether to Adopt the Cumulative Voting System
     Introduced the Cumulative Voting System at the 36th ordinary general meeting of shareholders on March 12, 2004.
(2) Whether to Adopt Voting by Mail
] Introduced the Voting-by-Mail System at the 36th Ordinary General meeting of shareholders on Mar. 12, 2004.
(3) Execution of Voting Rights by Minority Shareholders
[Irrelevant]
C. Compensation of Directors and Officers
(1) Current situation of salary to directors (including outside directors) and members of the Audit Committee (auditors)

Average payment
	Total payment	Ceiling amount approved at	per person
Category	(2Q 2006 )	at shareholders Meeting	(2Q 2006 )	Remarks
Standing Director	1,860 million won	6 billion won	310 million won	Including 4 members of Audit Committee
Outside Director	240 million won		27 million won
Total	2,100 million won		140 million won

(2) List of Stock Options Presented to Executives

Date of		Number of	(As of June 30, 2006)
Grant	Name	Share	Exercising Period	Exercising Price
July 23, 2001	Ku-Take Lee	40,666	July 24, 2003 ~ July 23, 2008	KRW 98,900
	Tae-Hyun Hwang	1,884
	Dong-Jin Kim	1,134
	Chin-Choon Kim	5,000
	Youn Lee	8,134
	Kyeong-Ryul Ryoo	5,174
	Seong-Sik Cho	3,134
	Jong-Tae Choi	8,134
	Hwang-Kyu Hwang	5,000
	Jae-Young Chung	2,259
	Jong-Won Lim	2,259
	Samuel F. Chevalier	2,259
	Woo-Hee Park	1,059

April 27, 2002	Jong-Doo Choi	8,385	April 28, 2004 ~ April 27,2009	KRW 136,400
	Joon Yang Chung	5,385
	Chang-Ho Kim	8,385
	Nam Suk Hur	4,000
	Chang-Kwan Oh	8,385

Sep.18 2002	Suk-Man Youn	8,179	Sep. 19, 2004 ~ Sep. 18, 2009	KRW 116,100
	Young-Tae Keon	8,385

April 26, 2003	Kyeong-Ryul Ryoo	4,322	April 27, 2005 ~ April 26, 2010	KRW102,900
	Kim,E. Han	2,401
	Dong-Jin Kim	1,729
	Tae-Hyun Hwang	1,729
	Youn Lee	1,729
	Seong-Sik Cho	1,729
	Jong-Tae Choi	1,729
	Hyun-Shik,Chang	8,644
	Oh-Joon, Kwon	8,644
	Dong-Hwa, Chung	8,644
	Jin-Il, Kim	1,352
	Dong-Hee, Lee	8,644
	Sang-Young, Lee	4,144
	Hyun-Uck, Sung	8,644

Date of		Number of	(As of June 30, 2006)
Grant	Name	Share	Exercising Period	Exercising Price
	Han-Yong,Park	4,322

July 23, 2004	Ku-Taek Lee	49,000	July 24, 2006~ July 23, 2011	KRW 151,700
	Chang-Oh Kang	24,500
	Kwang-Woong Choi	1,960
	Kyeong-Ryul Ryoo	4,900
	Suk-Man Youn	7,840
	Dong-Jin Kim	7,840
	Youn Lee	7,840
	Joon Yang Chung	4,900
	Young Ju Park	1,862
	Kwang Woo Jun	1,862
	Jeffery D Jones	1,862
	Yoon Suk Suh	1,862
	Keel Sou Chung	9,800
	Sang Wook Ha	9,800
	Sang Young Kim	9,800
	Young Suk Lee	9,800
	Sang Myun Kim	9,800
	Kun Soo Lee	9,800
	Ki Chul Shin	9,800
	Kee Yeoung Park	9,800
	Kyu Jeong Lee	9,800
	Byung Ki Jang	9,800

April 28, 2005	Sang Ho Kim	12,000	April 29, 2007~ April 28, 2012	KRW 194,900
	Jong Doo Choi	2,000
	Nam Suk Hur	2,000
	Jong Hai Won	10,000
	Tae Man Kim	10,000
	Jun Gil Cho	10,000
	Kwang Jae Yoo	10,000
	Yong Ghul Yoon	10,000
	Noi Ha Cho	10,000
	Yong Won Yoon	10,000
	Wook Sun	2,000
	Chrels Ahn	2,000
Total		509,834
] At the annual shareholders’ meeting held in February 2006, our shareholders elected to terminate the stock option program.

POSCO
Non-Consolidated Interim Financial Statement
June 30, 2006 and 2005, and December 31, 2005

A member firm of

Samil PricewaterhouseCoopers
www.samil.com
Kukje Center Building
191 Hangangno 2-ga, Yongsan-gu
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)
Report of Independent Accountants
To the Board of Directors and Shareholders of
POSCO
We have reviewed the accompanying non-consolidated balance sheet of POSCO (the “Company”) as of June 30, 2006, and the related non-consolidated statements of income and cash flows for the six-month periods ended June 30, 2006 and 2005, expressed in Korean won. These interim financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.
We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities & Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.
We have audited the non-consolidated balance sheet of POSCO as of December 31, 2005, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated January 26, 2006. These financial statements are not included in this review report. The non-consolidated balance sheet as of December 31, 2005, presented herein for comparative purposes, is consistent, in all material respects, with the above audited balance sheet as of December 31, 2005.
Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity

   Samil PricewaterhouseCoopers
Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are informed about Korean accounting principles or review standards and their application in practice.
Seoul, Korea
July 30, 2006

This report is effective as of July 30, 2006, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

POSCO
Non-Consolidated Balance Sheets
June 30, 2006 and December 31, 2005
(Unaudited)

(in millions of Korean won)	2006		2005
Assets
Current assets
Cash and cash equivalents (Note 3)	~~W~~	615,525	~~W~~	249,638
Short-term financial instruments (Note 3)		874,007		584,555
Trading securities (Note 6)		959,616		2,423,594
Current portion of available-for-sale securities (Note 7)		60,801		90,783
Current portion of held-to-maturity securities (Note 7)		2,000		2,000
Trade accounts and notes receivable, net of allowance for doubtful accounts (Notes 4 and 24)		1,529,600		2,110,254
Inventories, net (Note 5)		2,459,713		2,718,845
Other accounts and notes receivable, net of allowance for doubtful accounts (Notes 4 and 24)		119,152		143,221
Deferred income tax assets		—		62,952
Other current assets, net of allowance for doubtful accounts (Note 10)		51,954		13,634

Total current assets		6,672,368		8,399,476
Property, plant and equipment, net (Notes 8 and 25)		12,201,994		10,898,679
Investment securities, net (Note 7)		4,852,246		4,501,835
Intangible assets, net (Notes 9 and 25)		251,561		277,893
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts (Note 4)		30,132		28,615
Long-term financial instruments (Note 3)		45		45
Other long-term assets, net of allowance for doubtful accounts (Note 10)		106,812		100,407

Total assets	~~W~~	24,115,158	~~W~~	24,206,950

POSCO
Non-Consolidated Balance Sheets
June 30, 2006 and December 31, 2005
(Unaudited)

(in millions of Korean won)	2006		2005
Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts and notes payable (Note 24)	~~W~~	421,372	~~W~~	444,615
Short-term borrowings (Note 11)		96,030		—
Current portion of long-term debts, net of discount on debentures issued (Note 11)		460,327		931,448
Accrued expenses		175,066		680,452
Other accounts and notes payable (Note 24)		428,179		411,932
Withholdings		21,685		23,085
Income tax payable		320,019		1,242,047
Other current liabilities (Note 14)		103,065		43,054

Total current liabilities		2,025,743		3,776,633
Long-term debts, net of current portion and discount on debentures issued (Note 12)		1,671,536		482,857
Accrued severance benefits, net (Note 13)		198,435		185,445
Deferred income tax liabilities (Note 22)		259,407		198,316
Other long-term liabilities (Notes 14 and 19)		60,694		41,697

Total liabilities		4,215,815		4,684,948

Commitments and contingencies (Note 15)

Shareholders’ equity
Capital stock		482,403		482,403
Capital surplus (Note 16)		3,879,301		3,879,301
Retained earnings (Note 17)		17,102,327		16,192,143
Capital adjustments, net (Note 18)		(1,564,688)		(1,031,845)

Total shareholders’ equity		19,899,343		19,522,002

Total liabilities and shareholders’ equity	~~W~~	24,115,158	~~W~~	24,206,950

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants

POSCO
Non-Consolidated Statements of Income
Three-Month and Six-Month Periods Ended June 30, 2006 and 2005
(Unaudited)

	For the three-month periods				For the six-month periods
	ended June 30				ended June 30
(in millions of Korean won,except per share amounts)	2006		2005		2006		2005
Sales (Notes 24 and 25)		4,672,403		5,377,988	~~W~~	9,336,134	~~W~~	11,033,834
Cost of goods sold (Notes 20 and 24)		3,473,280		3,406,733		7,078,049		7,019,784

Gross profit		1,199,123		1,971,255		2,258,085		4,014,050
Selling and administrative expenses (Note 21)		257,659		243,112		526,678		509,868

Operating profit		941,464		1,728,143		1,731,407		3,504,182

Non-operating income
Interest income		18,137		14,670		34,331		29,254
Dividend income		11,145		6,856		50,060		65,458
Gain on valuation of trading securities		—		6,895		9,031		15,946
Gain on disposal of trading securities		21,929		17,467		34,312		23,498
Gain on disposal of property, plant and equipment		5,797		5,125		9,575		9,819
Gain on foreign currency transactions		18,910		24,719		52,804		43,778
Gain on foreign currency translation		8,381		17,596		34,272		81,297
Equity in earnings of investees (Note 7)		61,466		62,451		139,330		106,118
Reversal of allowance for doubtful accounts (Note 24)		557		—		855		644
Others		28,189		22,117		47,629		49,755

		174,511		177,896		412,199		425,567

Non-operating expenses
Interest expense		20,270		23,374		33,843		53,077
Other bad debt expense		14,239		4,331		14,239		5,543
Loss on foreign currency transactions		20,513		10,797		45,232		23,276
Loss on foreign currency translation		10,782		1,928		23,052		6,422
Donations		22,358		12,546		82,385		91,794
Loss on disposal of property, plant and equipment		24,522		28,849		36,491		47,573
Loss on disposal of investments		65,186		37		65,269		538
Equity in losses of investees (Note 7)		19,709		44,925		12,981		71,917
Others		21,071		60,340		46,164		85,850

		218,650		187,127		359,656		385,990

Income before income taxes		897,325		1,718,912		1,783,950		3,543,759
Income tax expense (Note 22)		187,647		456,575		392,841		973,885

Net income		709,678		1,262,337	~~W~~	1,391,109	~~W~~	2,569,874

Per Share Data (in Korean won) (Note 23)
Basic and diluted earnings per share	~~W~~	8,955	~~W~~	16,016	~~W~~	17,462	~~W~~	32,321
Basic and diluted ordinary income per share	~~W~~	8,955	~~W~~	16,016	~~W~~	17,462	~~W~~	32,321
The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants

POSCO
Non-Consolidated Statements of Cash Flows
Three-Month and Six-Month Periods Ended June 30, 2006 and 2005
(Unaudited)

	For the three-month periods				For the six-month periods
	ended June 30				ended June 30
(in millions of Korean won)	2006		2005		2006		2005
Cash flows from operating activities
Net income	~~W~~	709,678	~~W~~	1,262,337	~~W~~	1,391,109	~~W~~	2,569,874

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		383,013		398,601		738,145		762,972
Provision for doubtful accounts		13,682		4,331		13,384		4,899
Accrual of severance benefits		1,108		99,324		21,143		173,744
Gain on valuation of trading securities		6,789		(6,895)		(9,016)		(15,938)
Gain on disposal of trading securities		(21,929)		(17,467)		(34,312)		(23,498)
Loss on disposal of property, plant and equipment		18,725		23,724		26,916		37,754
Gain on disposal of investments		65,186		(503)		65,269		(2)
Impairment loss on investments		25		25		50		50
Loss (gain) on valuation of derivatives		4,222		(49)		4,222		(49)
Gain on valuation of equity-method investments		(41,757)		(17,526)		(126,349)		(34,201)
Stock compensation expense		4,564		(10,760)		20,946		2,004
Loss (gain) on foreign currency translation		2,251		(15,661)		(22,304)		(75,522)
Interest expense		868		829		1,564		2,380
Interest income		(933)		(768)		(1,839)		(1,874)
Others		7,728		511		18,826		391

		443,542		457,716		716,645		833,110

Changes in operating assets and liabilities
Decrease (Increase) in trade accounts and notes receivable		(14,090)		(75,466)		574,445		(10,155)
Decrease (Increase) in other accounts and notes receivable		83,385		39,902		9,116		(7,798)
Decrease (Increase) in accrued income		(7,598)		2,070		(8,493)		2,188
Decrease (Increase) in prepaid expenses		1,096		(13,385)		(29,959)		(25,466)
Decrease (Increase) in inventories		134,429		(578,752)		259,131		(579,712)
Increase (Decrease) in trade accounts and notes payable		25,923		100,604		(22,883)		93,016
Increase (Decrease) in other accounts and notes payable		(54,530)		(89,106)		11,578		(16,015)
Increase (Decrease) in accrued expenses		(13,061)		3,663		(505,386)		(78,315)
Increase (Decrease) in income tax payable		(429,242)		(130,443)		(922,028)		(106,454)
Payment of severance benefits		(4,600)		(63,083)		(12,292)		(100,589)
Deferred income tax, net		44,609		19,455		84,126		59,816
Others		(42,888)		(12,023)		100,002		36,550

		(276,567)		(796,564)		(462,643)		(732,934)

Net cash provided by operating activities		876,653		923,489		1,645,111		2,670,050

POSCO
Non-Consolidated Statements of Cash Flows
Three-Month and Six-Month Periods Ended June 30, 2006 and 2005
(Unaudited)

	For the three-month periods				For the six-month periods
	ended June 30				ended June 30
(in millions of Korean won)	2006		2005		2006		2005
Cash flows from investing activities
Disposal of short-term financial instruments		168,628		290,160		308,274		556,400
Disposal of trading securities		3,458,363		2,904,108		7,534,806		5,373,149
Disposal of available-for-sale securities		120,693		30,480		120,693		30,676
Disposal of property, plant and equipment		6,632		6,648		10,968		11,820
Acquisition of short-term financial instruments		(557,332)		(123,136)		(597,727)		(420,026)
Acquisition of trading securities		(2,852,500)		(2,497,600)		(6,027,500)		(5,113,600)
Acquisition of equity method investments		(435)		(37,512)		(320,045)		(64,344)
Acquisition of property, plant and equipment		(941,731)		(723,106)		(2,018,375)		(1,401,371)
Acquisition of intangible assets		(6,004)		(318)		(10,188)		(2,208)
Others		(32,945)		(109,100)		(32,200)		(109,976)

Net cash used in investing activities		(636,631)		(259,376)		(1,031,294)		(1,139,480)

Cash flows from financing activities
Proceeds from short-term borrowings		95,358		239		95,358		97,442
Proceeds from debentures		905,777		—		1,201,836		—
Proceeds from long-term debts		1,265		1,888		3,207		2,653
Decrease in derivatives		—		775		—		1,198
Acquisition of treasury stock		(600,232)		(95,725)		(600,232)		(356,652)
Repayment of short-term borrowings		—		(97,203)		—		(111,195)
Repayment of current portion of long-term debts		(205,170)		(371,385)		(463,370)		(521,607)
Repayment of long-term debts		(2,442)		(295)		(3,804)		(953)
Payment of cash dividends		—		—		(480,925)		(523,274)
Increase in derivatives		—		(24)		—		(323)

Net cash used in financing activities		194,556		(561,730)		(247,930)		(1,412,711)

Net increase (decrease) in cash and cash equivalents		434,578		102,383		365,887		117,859

Cash and cash equivalents
Beginning of the period		180,947		222,259		249,638		206,783

End of the period	~~W~~	615,525	~~W~~	324,642	~~W~~	615,525	~~W~~	324,642

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005, and December 31, 2005
(Unaudited)
1.	The Company

POSCO (the “Company”) was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets. Annual production capacity is 30,000 thousand tons: 13,300 thousand tons at the Pohang mill, and 16,700 thousand tons at the Gwangyang mill. The shares of the Company have been listed on the Korea Stock Exchange since 1988. The Company operates two plants and one office in Korea, and five liaison offices overseas.

As of June 30, 2006, the Company’s major shareholders are as follows:

		Percentage of
	Number of Shares	Ownership (%)
SK Telecom Co., Ltd.	2,481,400	2.85
Pohang University of Science and Technology	2,433,177	2.79
National Pension Corporation	2,330,000	2.67
Others	79,942,258	91.69

	87,186,835	100.00

As of June 30, 2006, the shares of the Company are listed on the Korea Stock Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005, and December 31, 2005
(Unaudited)
Accounting Estimates

The preparation of the non-consolidated financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 15 through 17 became applicable to the Company on January 1, 2005, the Company adopted these Standards in its financial statements covering periods beginning January 1, 2005.

And as SKFAS Nos. 18, 19 and 20 became effective for the Company on January 1, 2006, the Company adopted these Standards in its financial statements for the six-month period ended June 30, 2006.

3.	Cash and Cash Equivalents, and Financial Instruments

As of June 30, 2006, in relation to government appropriated project, short-term financial instruments amounting to ~~W~~3,511 million have withdrawal restrictions. In relation to long-term financial instruments, the Company is required to provide collateral deposits amounting to ~~W~~45 million to open checking accounts and accordingly, the withdrawal of these deposits is restricted.

4.	Accounts and Notes Receivable

Accounts and notes receivable, and their respective allowance for doubtful accounts as of June 30, 2006 and December 31, 2005, are as follows:

(in millions of Korean won)	2006		2005
Trade accounts and notes receivable	~~W~~	1,531,284	~~W~~	2,112,789
Less: Allowance for doubtful accounts		(1,684)		(2,535)

	~~W~~	1,529,600	~~W~~	2,110,254

Other accounts and notes receivable	~~W~~	141,435	~~W~~	198,951
Less: Allowance for doubtful accounts		(22,283)		(55,730)

	~~W~~	119,152	~~W~~	143,221

Long-term trade accounts and notes receivable	~~W~~	37,470	~~W~~	37,470
Less: Allowance for doubtful accounts		(7,338)		(8,855)

	~~W~~	30,132	~~W~~	28,615

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005, and December 31, 2005
(Unaudited)
5.	Inventories

Inventories as of June 30, 2006 and December 31, 2005, are as follows:

(in millions of Korean won)	2006		2005
Finished goods	~~W~~	283,767	~~W~~	457,923
Semi-finished goods		761,014		717,505
Raw materials		1,005,296		959,674
Materials-in-transit		407,383		584,456
Others		2,253		2,278

		2,459,713		2,721,836

Less: Provision for valuation loss		—		(2,991)

	~~W~~	2,459,713	~~W~~	2,718,845

6.	Trading Securities

Trading securities as of June 30, 2006 and December 31, 2005, are as follows:

	2006						2005
(in millions of Korean won)	Acqusition Cost		Fair Value		Book Value		Book Value
Beneficiary certificates	~~W~~	860,000	~~W~~	869,406	~~W~~	869,406	~~W~~	2,103,245
Monetary market fund		90,000		90,210		90,210		320,349

	~~W~~	950,000	~~W~~	959,616	~~W~~	959,616	~~W~~	2,423,594

7.	Investment Securities

Investment securities as of June 30, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)	2006		2005
Current portion of investment securities
Available-for-sale securities	~~W~~	60,801	~~W~~	90,783
Held-to-maturity securities		2,000		2,000

		62,801		92,783

Non-current portion of investment securities
Available-for-sale securities		1,735,030		1,759,451
Held-to-maturity securities		255,085		234,975
Equity-method investments		2,862,128		2,507,409

		4,852,246		4,501,835

	~~W~~	4,915,047	~~W~~	4,594,618

See Report of Independent Accountants

POSCO Notes to Non-Consolidated Financial Statements June 30, 2006 and 2005, and December 31, 2005 (Unaudited)
The details of equity method valuation for the six-month period ended June 30, 2006, are as follows:

					Equity in
					Earnings			Other
			January 1,		(Losses)			Increase	June 30,
(in millions of Korean won)	Acquisition cost		2006		of Investee			(Decrease)[1]	2006
POSCO E&C	~~W~~	365,789	~~W~~	339,731	~~W~~	9,770	~~W~~	(17,370)	~~W~~	332,131
Posteel Co., Ltd.		113,393		252,064		6,171		(7,273)		250,962
POSCON Co., Ltd.		49,822		15,470		(1,114)		(3,106)		11,250
Pohang Steel Co., Ltd.		96,151		160,793		(1,502)		—		159,291
POSCO Machinery & Engineering Co., Ltd.		17,052		15,946		4,016		(231)		19,731
POSDATA Co., Ltd.		52,749		84,164		2,152		(56)		86,260
POSCO Research Institute		19,000		22,791		700		—		23,491
Seung Kwang Co., Ltd.		28,408		31,231		235		—		31,466
Changwon Specialty Steel Co., Ltd.		260,000		387,022		13,521		—		400,543
POSCO Machinery Co., Ltd.		10,000		15,541		(224)		—		15,317
POSTECH Venture Capital Co., Ltd.		28,500		31,179		99		(2,901)		28,377
POSCO Refractories & Environment (POSREC)		41,210		61,477		2,151		(2,668)		60,960
POSCO Terminal Co., Ltd.		12,750		15,696		974		—		16,670
POSCO Power Corp.		291,041		290,261		3,821		(408)		293,674
Pohang Steel America Corporation (POSAM)		260,503		101,340		3,601		2,127		107,068
POSCO Australia Pty. Ltd. (POSA)		37,352		66,090		10,195		1,276		77,561
POSCO Asia Co., Ltd. (POA)		7,425		17,302		794		(884)		17,212
Zhangjiagang Pohang Stainless Steel Co., Ltd.		196,602		178,699		17,390		(8,415)		187,674
SHUNDE Pohang Coated Steel Co., Ltd.		26,297		22,325		(3,963)		(779)		17,583
KOBRASCO		32,950		30,440		17,691		(22,228)		25,903
POSINVEST		53,189		66,312		1,699		(3,559)		64,452
Qingdao Pohang Stainless Steel Co., Ltd.		49,733		15,623		15,122		(1,202)		29,543
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005, and December 31, 2005
(Unaudited)

					Equity in
					Earnings		Other
			January 1,		(Losses)		Increase		June 30,
(in millions of Korean won)	Acquisition cost		2006		of Investee		(Decrease)[1]		2006
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.	~~W~~	21,267	~~W~~	18,839	~~W~~	763	~~W~~	(833)	~~W~~	18,769
POSCO-China Holding Corp.		161,168		132,161		11,521		(1,515)		142,167
POSCO-Japan Co., Ltd.		50,558		30,173		10,553		(2,055)		38,671
POSCO-India Private Ltd.		52,627		50,218		(3,605)		(3,713)		42,900
Korea Energy Investment Limited		306,173		—		962		306,188		307,150
Others		54,742		54,521		2,856		(2,025)		55,352

	~~W~~	2,696,451	~~W~~	2,507,409	~~W~~	126,349	~~W~~	228,370	~~W~~	2,862,128

[1]	Other increase (decrease) represents the changes in investment securities primarily due to acquisitions (disposals), dividends received, valuation gain or loss on investment securities, changes in retained earnings and others.

[2]	Due to the delay in the closing of June 30, 2006 accounts and the settlement of closing differences, the equity method of accounting is applied based on the most recent available June 30, 2006 financial information, which has not been audited or reviewed.
8.	Property, Plant and Equipment

Property, plant and equipment as of June 30, 2006 and December 31, 2005, are as follows:

(in millions of Korean won)	2006		2005
Buildings and structures	~~W~~	5,356,522	~~W~~	5,187,643
Machinery and equipment		21,730,563		20,565,706
Tools		133,562		128,801
Vehicles		150,673		151,173
Furniture and fixtures		149,780		146,091

		27,521,100		26,179,414
Less: Accumulated depreciation		(18,859,521)		(18,477,950)

		8,661,579		7,701,464

Construction-in-progress		2,691,411		2,447,673
Less: Accumulated impairment loss		—		(83,617)

		2,691,411		2,364,056

Land		849,004		833,159

	~~W~~	12,201,994	~~W~~	10,898,679

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005, and December 31, 2005
(Unaudited)
The Company’s expenditures in relation to construction-in-progress for the establishment of No. 1 Finex business operation and other projects amounted to ~~W~~2,013,878 million as of June 30, 2006.

The changes in the carrying value of property, plant and equipment for the six-month period ended June 30, 2006, are as follows:

	Beginning										Ending
(in millions of Korean won)	Balance		Acquisition		Disposal		Others[1]		Depreciation[2]		Balance
Land	~~W~~	833,159	~~W~~	15,845	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	849,004
Buildings		1,841,620		94,784		1,194		(174)		71,909		1,863,127
Structures		1,240,221		78,520		1,481		—		49,720		1,267,540
Machinery and equipment		4,516,407		1,483,735		6,471		—		558,155		5,435,516
Vehicles		23,735		564		136		—		5,576		18,587
Tools		32,618		7,216		2		—		7,811		32,021
Furniture and fixtures		46,863		5,793		86		—		7,782		44,788
Construction-in-progress		2,364,056		2,019,467		—		(1,692,112)		—		2,691,411

	~~W~~	10,898,679	~~W~~	3,705,924	~~W~~	9,370	~~W~~	(1,692,286)	~~W~~	700,953	~~W~~	12,201,994

[1]	Represents asset transfer.

[2]	Includes depreciation expense of idle assets.
Construction-in-progress includes capital investments in Gwangyang No. 2 Minimill. As per the resolution of the Board of Directors in May 1998, the construction on the Minimill was temporarily suspended due to the economic situation in the Republic of Korea and the Asia Pacific region.

The continuing unstable economic condition and related decrease in the selling price of products, resulting in the deterioration in profitability, drove the management’s operation committee’s decision in April 2002 to cease the construction on the No. 2 Minimill. The Company previously recognized impairment losses on the construction-in-progress in Gwangyang No. 2 Minimill amounting to ~~W~~469,581 million and reclassified related machinery held to be disposed of in the future as other investment assets as of December 31, 2005. As of June 30, 2006, the Company entries into a contract with Al-Tuwairqi Trading & Contracting Establishment in Saudi Arabia to sell the No. 2 Minimill equipment for US$ 96 million.

9.	Intangible Assets

Intangible assets, net of amortization, as of June 30, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)	2006		2005
Intellectual property rights	~~W~~	1,194	~~W~~	1,304
Land usage rights		307		311
Port facilities usage rights		118,014		127,258
Other intangible assets[1]		132,046		149,020

	~~W~~	251,561	~~W~~	277,893

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005, and December 31, 2005
(Unaudited)

[1]	The Company capitalized costs directly related to the Enterprise Resource Planning (ERP) system and process innovation as other intangible assets.
10.	Other Assets
     Other assets as of June 30, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)	2006		2005
Other current assets
Short-term loans receivable	~~W~~	14	~~W~~	414
Accrued income		18,360		9,867
Prepaid expenses		32,853		2,893
Others		727		833

		51,954		14,007
Less: Allowance for doubtful accounts		—		(373)

		51,954		13,634

Other long-term assets
Guarantee deposits		975		964
Other investment assets		105,838		99,443

		106,813		100,407
Less: Allowance for doubtful accounts		(1)		—

		106,812		100,407

	~~W~~	158,766	~~W~~	114,041

11.	Short-Term Borrowings

	Annual Interest Rate
(in millions of Korean won)	(%)	2006		2005
Short-term borrowings
Foreign currency borrowings in won equivalent	LIBOR+0.25	~~W~~	96,030	~~W~~	—

		~~W~~	96,030	~~W~~	—

Current portion of long-term debts
Debentures	0.00 - 7.13	~~W~~	449,836	~~W~~	921,559
Foreign currency borrowings	4.60		1,601		1,651
Loans from foreign financial Institutions	2.00, LIBOR+0.80		8,903		9,065

			460,340		932,275
Less : Discount on debentures issued			(13)		(827)

		~~W~~	460,327	~~W~~	931,448

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005, and December 31, 2005
(Unaudited)
12.	Long-Term Debts

Debentures outstanding as of June 30, 2006 and December 31, 2005, are as follows:

	Annual Interest Rate
(in millions of Korean won)	(%)	2006		2005
Domestic debentures	5.00 - 6.50	~~W~~	1,000,000	~~W~~	400,000
Yankee Bonds	7.13		249,836		263,547
Samurai Bonds	2.05		417,015		258,012
Exchangeable bonds[1]	—		430,543		443,970

			2,097,394		1,365,529
Less: Current portion			(449,836)		(921,559)
Discount on debentures issued			(11,167)		(2,171)

		~~W~~	1,636,391	~~W~~	441,799

[1]	The Company issued exchangeable bonds on August 20, 2003. It is exchangeable with SK Telecom Co., Ltd. American depository receipts (ADRs).
As of June 30, 2006, 1,847,414 shares, equivalent to 16,626,722 ADRs, of SK Telecom Co., Ltd. serve as collaterals pursuant to exchangeable bonds issued.
Details of exchangeable bonds as of June 30, 2006, are as follows:
On August 20, 2003, POSCO sold its 15,267,837 SK Telecom Co., Ltd. ADRs to Zeus (Cayman), a tax-exempted subsidiary formed under the laws of Cayman Islands. Zeus then issued zero-coupon, guaranteed and exchangeable bonds amounting to JPY51,622 million which are due in 2008, and are fully and unconditionally guaranteed by POSCO.
POSCO may elect to pay the holder cash in lieu of delivering SK Telecom Co., Ltd. ADRs (the “Cash Settlement Option”). The number of ADRs such holder is entitled to receive will be calculated by dividing the aggregate principal amount of the bonds to be exchanged by the exchangeable price. Under the Cash Settlement Option, such holder is entitled to receive the cash equivalent of the market value of ADRs upon the exercise. These bonds are non-interest bearing and are exchangeable with SK Telecom Co., Ltd. ADRs at the option of the bondholder. The transaction between the POSCO and Zeus is deemed a borrowing transaction under the Korean generally accepted accounting principles. In compliance with the terms of the exchangeable bonds, the dividends earned by Zeus from the SK Telecom Co., Ltd. ADRs in 2004, 2005 and 2006 were used to purchase additional 1,358,885 ADRs which brought down the exchangeable bond price to JPY3,105/ADR.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005, and December 31, 2005
(Unaudited)
Long-term foreign currency borrowing as of June 30, 2006 and December 31, 2005, mainly consists of:

	Annual Interest Rate
(in millions of Korean won)	(%)	2006		2005
Development Bank of Japan	4.60	~~W~~	5,604	~~W~~	6,605
Less: Current portion			(1,601)		(1,651)

		~~W~~	4,003	~~W~~	4,954

Loans from foreign financial institutions as of June 30, 2006 and December 31, 2005, are as follows:

	Annual Interest Rate
(in millions of Korean won)	(%)	2006		2005
Natexis Banques Populaires	2.00	~~W~~	7,528	~~W~~	7,812
Sumitomo Mitsui Banking Corporation	LIBOR + 0.80		32,517		37,357

			40,045		45,169
Less: Current portion			(8,903)		(9,065)

		~~W~~	31,142	~~W~~	36,104

Certain loans from foreign financial institutions are covered by guarantees provided by The Korea Development Bank amounting to ~~W~~7,638 million as of June 30, 2006 (December 31, 2005: ~~W~~7,668 million).

13.	Accrued Severance Benefits

Accrued severance benefits as of June 30, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)	2006		2005
Accrued severance benefits	~~W~~	523,409	~~W~~	514,126
Less: National Pension Fund deposits		(91)		(100)
Group severance insurance deposits		(324,883)		(328,581)

	~~W~~	198,435	~~W~~	185,445

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005, and December 31, 2005
(Unaudited)
14.	Other Liabilities

Other liabilities as of June 30, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)	2006		2005
Other current liabilities
Advances received	~~W~~	14,700	~~W~~	15,157
Unearned revenue		2,782		2,287
Deferred income tax liabilities		60,129		—
Others		25,454		25,610

		103,065		43,054

Other long-term liabilities		60,694		41,697

	~~W~~	163,759	~~W~~	84,751

15.	Commitments and Contingencies

As of June 30, 2006, contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of affiliates and related companies are as follows:

				Won Equivalent
	Financial Institution	Amount Guaranteed[1]		(in millions)
Related companies
POSINVEST	Bank of	US$	42,000,000	~~W~~	54,257
	Tokyo-Mitsubishi	CNY	116,000,000
Zhangjiagang Pohang	Bank of China	US$	301,629,630		289,655
Stainless Steel Co., Ltd.	and others
BX STEEL POSCO Cold	Industrial & Commercial	CNY	125,200,000		31,354
Rolled Sheet Co.,Ltd.	others	US$	17,000,000

					375,266

Others
DC Chemical Co., Ltd.	E1 Co., Ltd.	~~W~~	1,281		1,281
The Siam United Steel Co. Ltd.	International	US$	5,007,435		4,809
Zeus	Related creditors	JPY	51,622,000,000		430,543

					436,633

				~~W~~	811,899

[1]	The amounts of guaranteed are calculated based on balance of borrowings as of June 30, 2006.
As of December 31, 2005, the Company has outstanding payment guarantees for related companies and others amounting to ~~W~~313,719 million and ~~W~~455,901 million, respectively.

The Company provided government bonds, amounting to ~~W~~31,284 million, to the Gyeongbuk municipal government as collateral for the recovery commitment of the Pohang No. 4 disposal site.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005, and December 31, 2005
(Unaudited)
The Company has entered into a contract on the usage of the bulk carriers of KeoYang Shipping Co., Ltd. and others in order to ensure the transportation of raw materials through 2011.

The Company entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of five to ten years and provide for periodic price adjustments to market price. As of June 30, 2006, 490 million tons of iron ore and 127 million tons of coal remained to be purchased under such long-term contracts.

On July 1, 2004, the Company entered into an agreement with Tangguh LNG Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in July 2005. The Company completed the construction of Gwangyang Liquefied Natural Gas (LNG) terminal on July 4, 2005.

The Company has a bank overdraft agreement with Woori Bank and six other banks amounting to ~~W~~220,000 million as of June 30, 2006. In addition, the Company entered into a credit purchase loan agreement with Industrial Bank of Korea and seven other banks for credit lines up to ~~W~~350,000 million and an agreement with Woori Bank and two other banks to borrow up to ~~W~~280,000 million in short-term borrowings.

As of June 30, 2006, the Company has an agreement with Woori Bank and others to open letters of credit, documents against acceptance and documents against payment amounting to US$ 1,340 million and to borrow US$ 300 million in foreign short-term borrowings.

The accounts receivables in foreign currency sold to financial institutions and outstanding as of June 30, 2006, amount to US$ 22 million, for which the Company is contingently liable upon the issuers’ default.

As of June 30, 2006, the Company has a joint venture agreement with Societe Miniere du Sud Pacifique in New Caledonia to establish a nickel mine joint venture and a nickel smelting joint venture within a limit of US$352 million to ensure a stable and economic source of nickel, a primary stainless steel material.

As of June 30, 2006, the Company acquired certain tools and equipment under operating lease agreements from Macquarie Capital Korea Company Limited and others. The Company’s rent expenses, with respect to the above lease agreements, amounted to ~~W~~2,814 million for the six-month period ended June 30, 2006. Future lease payments under the above lease agreements are as follows:

(in millions of Korean won)
Period	Amount
July ~ December 2006	~~W~~	2,022
2007 ~ 2011		3,746

	~~W~~	5,768

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005, and December 31, 2005
(Unaudited)
As of June 30, 2006, the Company is a defendant in 12 cases involving domestic claims. The aggregated amounts of domestic claims with the Company as the defendant amounted to approximately ~~W~~2,671 million. The Company believes that although the outcome of these cases is uncertain, they would not result in a material loss for the Company.

16.	Capital Surplus

Capital surplus as of June 30, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)	2006		2005
Revaluation surplus	~~W~~	3,172,776	~~W~~	3,172,776
Additional paid-in capital		463,825		463,825
Other capital surplus[1]		242,700		242,700

	~~W~~	3,879,301	~~W~~	3,879,301

[1]	Other capital surplus consists of gain on sale of treasury stock and others.
17.	Retained Earnings

Retained earnings as of June 30, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)	2006		2005
Appropriated
Legal reserve	~~W~~	241,202	~~W~~	241,202
Reserve for research and human resource development		1,383,333		1,303,333
Reserve for business rationalization		918,300		918,300
Reserve for business expansion		12,357,500		9,357,500
Appropriated retained earnings for dividends		569,233		377,699

		15,469,568		12,198,034
Unappropriated		1,632,759		3,994,109

	~~W~~	17,102,327	~~W~~	16,192,143

18.	Capital Adjustments

Capital adjustments as of June 30, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)	2006		2005
Treasury stock	~~W~~	(1,559,437)	~~W~~	(959,205)
Valuation gain on investment securities		311,632		315,593
Valuation loss on investment securities		(321,604)		(430,633)
Capital changes under equity method (Note 7)		108,935		118,265
Negative capital changes under equity method (Note 7)		(104,214)		(75,865)

	~~W~~	(1,564,688)	~~W~~	(1,031,845)

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005, and December 31, 2005
(Unaudited)
19.	Stock Appreciation Rights

The Company granted stock options to its executive officers in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant	2nd Grant	3rd Grant	4th Grant	5th Grant	6th Grant
Before the modifications[1]
Number of shares	498,000 shares	60,000 shares	22,000 shares	141,500 shares	218,600 shares	90,000 shares
Exercise price	~~W~~98,400 per share	~~W~~135,800 per share	~~W~~115,600 per share	~~W~~102,900 per share	~~W~~151,700 per share	~~W~~194,900 per share
After the modifications[1]
Grant date	July 23, 2001	April 27, 2002	September 18, 2002	April 26, 2003	July 23, 2004	April 28, 2005
Exercise price	~~W~~98,900 per share	~~W~~136,400 per share	~~W~~116,100 per share	~~W~~102,900 per share	~~W~~151,700 per share	~~W~~194,900 per share
Number of shares granted	453,576 shares	55,896 shares	20,495 shares	135,897 shares	214,228 shares	90,000 shares
Number of shares cancelled	19,409 shares	—	—	—	—	—
Number of shares exercised	348,071 shares	21,356 shares	3,931 shares	67,491 shares	—	—
Number of shares outstanding	86,096 shares	34,540 shares	16,564 shares	68,406 shares	214,228 shares	90,000 shares
Exercise period	July 24, 2003	April 28, 2004	Sept. 19, 2004	April 27, 2005	July 24, 2006	April 29, 2007
	- July 23, 2008	- April 27, 2009	- Sept. 18 2009	- April 26, 2010	- July 23, 2011	- April 28, 2012
Settlement method	Cash or stock for the difference between the exercise price and fair market value of the option

[1]	The Company changed the number of shares granted and the exercise price as presented above, in accordance with the resolutions of the Board of Directors dated April 26, 2003, October 17, 2003 and October 22, 2004.
The Company applied the intrinsic value method to calculate the compensation cost related to the stock options. The said compensation cost is proportionally allocated and accounted for as stock compensation costs and other liabilities.

The compensation costs for stock appreciation rights granted to employees and executives for the six-month period ended June 30, 2006, as well as for the future periods are as follows:

(in millions of Korean won)	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant		Total
Prior periods	~~W~~	39,645	~~W~~	3,749	~~W~~	1,732	~~W~~	13,235	~~W~~	8,243	~~W~~	311	~~W~~	66,915
Current period		3,522		1,389		616		2,673		10,555		2,191		20,946
Future periods		—		—		—		—		612		1,765		2,377

	~~W~~	43,167	~~W~~	5,138	~~W~~	2,348	~~W~~	15,908	~~W~~	19,410	~~W~~	4,267	~~W~~	90,238

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005, and December 31, 2005
(Unaudited)
20.	Cost of Goods Sold

Cost of goods sold for the six-month periods ended June 30, 2006 and 2005, consists of the following:

	For the three-month periods				For the six-month periods
	ended June 30				ended June 30
(in millions of Korean won)	2006		2005		2006		2005
Finished goods, semi-finished goods and by-products, beginning of the period	~~W~~	1,070,518	~~W~~	707,766	~~W~~	1,174,267	~~W~~	766,872
Total manufacturing costs		3,395,780		3,759,517		6,838,854		7,255,774
Transfer from other accounts		52,477		(80,087)		111,090		(21,190)
Finished goods, semi-finished goods and by-products, end of the period		(1,046,510)		(980,577)		(1,046,510)		(980,577)
Customs duties refunded		(7,905)		(4,218)		(15,249)		(9,587)

Cost of goods sold for finished goods, semi-finished goods and by-products		3,464,360		3,402,401		7,062,452		7,011,292
Others		8,920		4,332		15,597		8,492

	~~W~~	3,473,280	~~W~~	3,406,733	~~W~~	7,078,049	~~W~~	7,019,784

21.	Selling and Administrative Expenses

Selling and administrative expenses for the six-month periods ended June 30, 2006 and 2005, consist of the following:

	For the three month periods				For the six month periods
	ended June 30				ended June 30
(in millions of Korean won)	2006		2005		2006		2005
Selling expenses	~~W~~	131,486	~~W~~	112,356	~~W~~	254,059	~~W~~	230,133
Fees and charges		29,817		31,203		56,546		57,365
Salaries and wages		17,630		16,884		36,359		34,596
Advertising		17,811		21,129		38,710		44,027
Research and development		6,702		6,385		15,385		13,475
Depreciation (Notes 8 and 23)		6,667		11,199		13,644		22,277
Rent		7,348		9,759		14,613		19,447
Welfare		12,459		17,080		27,210		35,321
Provision for severance benefits		1,170		4,917		6,061		9,593
Supplies		437		815		2,598		3,676
Travel		3,152		2,708		5,663		5,096
Training		3,213		3,863		6,475		5,971
Repairs		2,735		3,904		4,555		5,784
Communications		1,506		1,425		3,047		2,748
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005, and December 31, 2005
(Unaudited)

	For the three month periods				For the six month periods
	ended June 30				ended June 30
(in millions of Korean won)	2006		2005		2006		2005
Vehicle expenses	~~W~~	1,133	~~W~~	989	~~W~~	2,230	~~W~~	1,983
Taxes and public dues		740		775		1,511		1,606
Entertainment		738		740		1,392		1,276
Subscriptions and printing		677		631		1,100		1,352
Utilities		236		251		439		483
Insurance		1,209		1,167		1,840		1,677
Stock compensation expense (Note 18)		4,564		(10,760)		20,946		2,004
Others		6,229		5,692		12,295		9,978

	~~W~~	257,659	~~W~~	243,112	~~W~~	526,678	~~W~~	509,868

22.	Income Taxes

The statutory income tax rate applicable to the Company, including resident tax surcharges, is approximately 27.5%.

Income tax expense for the the six-month periods ended June 30, 2006 and 2005, consists of the following:

(in millions of Korean won)	2006		2005
Current income taxes	~~W~~	329,834	~~W~~	915,740
Deferred income taxes		63,007		58,145

	~~W~~	392,841	~~W~~	973,885

The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the the six-month periods ended June 30, 2006 and 2005:

(in millions of Korean won)	2006		2005
Net income before income tax expense	~~W~~	1,783,950	~~W~~	3,543,759
Statutory tax rate (%)		16.5/27.5		16.5/29.7

Income tax expense computed at statutory rate		490,580		974,534
Tax credit		(110,014)		(70,821)
Others, net		12,275		70,172

Income tax expense	~~W~~	392,841	~~W~~	973,885

Effective rate (%)		22.02		27.48

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005, and December 31, 2005
(Unaudited)
Components of deferred income taxes as of June 30, 2006 and 2005, are as follows:

			Increase						Non-
(in millions of Korean won)	December 31, 2005 [1]		(Decrease)		June 30, 2006		Current		Current
Deferred tax arising from temporary differencies
Reserve for special repairs	~~W~~	(132,120)	~~W~~	18,571	~~W~~	(113,549)	~~W~~	9,341	~~W~~	(122,890)
Allowance for doubtful accounts		9,692		(9,692)		—		—		—
Reserve for technology developments		(354,291)		(40,792)		(395,083)		(84,792)		(310,292)
Dividend income from related companies		70,538		12,834		83,372		—		83,372
Depreciation expense		27,853		(13,017)		14,836		—		14,836
Gain on valuation of equity method investments		(110,847)		(34,779)		(145,626)		—		(145,626)
Prepaid expenses		12,988		3,371		16,359		16,359		—
Impairment loss on property, plant and equipment		129,135		—		129,135		—		129,135
Others		72,025		497		72,522		(1,037)		73,559

		(275,027)		(63,007)		(338,034)		(60,129)		(277,906)

Gain on valuation of investment securities		(158,029)		4,262		(153,767)		—		(153,767)
Loss on valuation of investment securities		163,343		(41,355)		121,988		—		121,988
Gain on disposal of treasury stock		50,278		—		50,278		—		50,278

Total	~~W~~	(219,435)	~~W~~	(100,100)	~~W~~	(319,535)	~~W~~	(60,129)	~~W~~	(259,407)

[1]	The income tax effect of temporary differences and the deferred income tax assets(liabilities) as of December 31, 2005, reflected the effect of tax assessment for the year ended December 31, 2005.
In relation to valuation on equity method, among temporary differences, if the Company is unlikely to dispose of investees’ shares or receive dividend within five years, the income tax effect is not recognized since it is more likely that the deferred tax asset will not be realized.

The entire income tax for the periods ended June 30, 2006 and 2005, is attributed to ordinary income due to the absence of extraordinary income or loss.

23.	Earnings Per Share

Basic earnings and basic ordinary income per share are computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding during the period :

		Number of Days	Weighted Number
Period	Number of Shares	Outstanding	of Shares
Beginning balance[1]	79,665,702	181	14,419,491,987

Basic earnings and basic ordinary income per share are computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding for the three-month period ended March 31, 2006 :
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005, and December 31, 2005
(Unaudited)

		Number of Days	Weighted Number
Period	Number of Shares	Outstanding	of Shares
Beginning balance[1]	79,245,304	91	7,211,322,687

[1]	Beginning balance of common shares excludes 9,499,470 treasury shares for the year ended December 31, 2005.

Period	Weighted-Average Number of Common Shares
For the six-month period ended June 30, 2006	14,419,491,987	÷	181	=	79,665,702
For the three-month period ended June 30, 2006	7,211,322,687	÷	91	=	79,245,304
     Basic ordinary income and earnings per share are calculated as follows:

	For the three-		For the three-		For the six-
	month period		month period		month period
(in millions of Korean won,	ended March		ended June 30,		ended June 30,
except per share amounts)	31, 2006		2006		2006
Net ordinary income	~~W~~	681,431	~~W~~	709,678	~~W~~	1,391,109
Weighted-average number of common shares outstanding		80,090,770		79,245,304		79,665,702

Basic ordinary income and earnings per share	~~W~~	8,508	~~W~~	8,955	~~W~~	17,462

	For the three-		For the six-		For the year
	month period		month period		ended
(in millions of Korean won,	ended June 30,		ended June 30,		December
except per share amounts)	2005		2005		31, 2005
Net ordinary income	~~W~~	1,262,337	~~W~~	2,569,874	~~W~~	4,012,932
Weighted-average number of common shares outstanding		78,815,393		79,511,560		79,198,130

Basic ordinary income and earnings per share	~~W~~	16,016	~~W~~	32,321	~~W~~	50,670

Diluted earnings per share

Diluted earnings per share for the six-month period ended June 30, 2006 and 2005, are identical to the basic earnings per share, since there is no dilutive effect of stock appreciation rights for both periods.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005, and December 31, 2005
(Unaudited)
24.	Related Party Transactions

As of June 30, 2006, the subsidiaries of the Company are as follows:

Subsidiaries
Domestic	POSCO E & C (POSEC), Posteel Co., Ltd., POSCON Co., Ltd., Pohang Coated Steel Co., Ltd., POSCO Machinery & Engineering Co., Ltd., POSDATA Co., Ltd., POSCO Research Institute, Seung Kwang Co.,Ltd., POS-AC Co., Ltd., Changwon Specialty Steel Co., Ltd., POSCO Machinery Co., Ltd., POSTECH Venture Capital Co., Ltd., POSCO Refractories & Environment (POSREC)., SEO MUEUN Development Inc., POSCO Terminal Co., Ltd., Dongwoosa Service Inc., Samjung Packing & Aluminum Co., Ltd., POSCO Power Corp., Korea Energy Investment Limited

Foreign	POSCO America Corp., POSCO Australia Pty. Ltd., POSCO Canada Ltd., POSCO Asia Co., Ltd., VSC POSCO Steel Corp., DALIAN POSCO-CFM Coated Steel Co., Ltd., POS-Tianjin Coil Center Co., Ltd., POSMETAL Co., Ltd., Shanghai Real Estate Development Co., Ltd., IBC Corp., POSLILAMA Steel Structure Co., Ltd., Zhangjiagang Pohang Stainless Steel Co., Ltd., Guangdong Pohang Coated Steel Co., Ltd., POS-THAI Steel Service Center Co., Ltd.,Zhangjiagang POSHA Steel Port Co., Ltd., POSCO Investment Co., Ltd., Quindao Pohang Stainless Steel Co., Ltd., POSCO (SUZHOU) Automotive Processing Center Co., Ltd., POS-Qingdao Coil Center Co., Ltd., POSCO- China Holding Corp., POS-ORE Pty. Ltd., POSCO Japan Co., Ltd., POSEC-Hawaii Inc., POSCO E&C (Zhangjiagang) Engineering & Consulting Co., Ltd., POS-GC Pty. Ltd., POS-CD Pty. Ltd., POSCO-India Private Ltd., POS-IPC, POS-MPC, POS-NPC, POS-FPC, POSCAN Elkview
Significant transactions, which occurred in the ordinary course of business, with related parties for the six month period ended June 30, 2006 and 2005, and the related account balances as of June 30, 2006 and 2005, and December 31, 2005, are as follows:

(in millions of	Sales and others				Purchases and others				Receivables [1]				Payables
Korean won)	2006		2005		2006		2005		2006		2005		2006		2005
Subsidiaries
POSCO E&C	~~W~~	2,518	~~W~~	1,139	~~W~~	1,109,826	~~W~~	843,443	~~W~~	985	~~W~~	53	~~W~~	155,155	~~W~~	193,856

Posteel Co., Ltd.		469,086		508,667		41,849		32,460		52,778		111,790		1,626		1,760

POSCON Co., Ltd.		68		77		119,346		105,241		—		1		17,307		28,638
Pohang Steel Co., Ltd.		146,076		230,726		395		704		27,608		33,896		72		66
POSCO Machinery &		389		18		66,702		79,368		2		4		9,423		14,449
POSDATA Co., Ltd.		1,065		465		88,328		90,208		—		43		26,944		26,709

POSCO Research Institute		—		—		9,936		4,809		—		—		2,403		2,674

Seung Kwang Co., Ltd.		—		—		6		37		2,034		2,063		—		—

POS-AC Co., Ltd.		359		275		17,214		12,361		—		1		576		888
Changwon Specialty Steel		552		1		18,118		35,382		—		1,231		1,059		2,119
POSCO Machinery Co.,		1,674		36		36,179		50,631		11		1		6,875		9,863
Pohang Steel America Corporation (POSAM)		46,701		25,955		115		—		—		9		—		—
POSCO Australia Pty. Ltd. (POSA)		6,307		5,284		2,235		9,154		1,383		618		—		—
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005, and December 31, 2005
(Unaudited)

(in millions of	Sales and others				Purchases and others				Receivables [1]				Payables
Korean won)	2006		2005		2006		2005		2006		2005		2006		2005
POSCO Canada Ltd. (POSCAN)	~~W~~	—	~~W~~	—	~~W~~	45,107	~~W~~	47,891	~~W~~	—	~~W~~	—	~~W~~	10,748	~~W~~	5,726
POSCO Asia Co., Ltd. (POA)		203,675		324,723		43,532		74,270		18,955		8,749		2,489		6,931
Zhangjiagang Pohang Stainless Steel Co., Ltd.		322,666		468,169		—		—		13,721		175,415		—		—
POS-THAI Service Steel Co., Ltd.		52		4,081		—		—		—		94		—		—
POSTECH Venture Capital Co., Ltd.		39		32		—		—		—		—		65		53
POSCO Refractories & Environment (POSREC)		102		92		108,619		94,082		8		17		20,105		23,774
POSCO Terminal Co., Ltd.		6,410		4,303		171		132		1,835		1,501		30		34
Qingdao Pohang Stainless Steel Co., Ltd.		126,346		132,916		81		—		—		93,814		81		—
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.		—		3,277		—		—		—		—		—		—
POCO QINHDAO Coil Center		1,605		—		—		—		—		248		—		—
POSCO–Japan Co., Ltd.		210,526		286,946		34,158		37,376		6,685		19,599		81		1,542
Dongwoosa Service Inc.		586		533		16,862		18,950		—		1		4,558		5,328
Samjung Packing & Aluminum Co., Ltd.		7,086		8,024		114,428		139,053		1,542		1,465		16,136		23,410
POSCO-China Holding Corp.		—		—		—		639		—				—
POS-IPC		470		—		—		—		132				—
Equity method investees														—		—
KOBRASCO		—		—		73,409		63,748		—		—		7,993		—
POSCHROME		—		—		16,784		25,971		—		—		—		4,719
eNtoB Corporation		—		—		63,863		78,876		—		—		1,697		2,329
POSVINA		1,559		7,991		—		—		84		1,100		—		—
Posmmit Steel Centre SDN
BHD (POS-MMIT)		1,890		6,897		—		—		—		29		—		—
USS — POSCO Industries (UPI)		192,627		135,770		6		—		—		—		—		—
Guangdong Xingpu Steel Center Co., Ltd.		4,472		—		—		—		967		—		—		—
Key Managements		—		—		32,449		9,756		—		—		—		—

	~~W~~	1,754,906	~~W~~	2,156,397	~~W~~	2,059,718	~~W~~	1,854,542	~~W~~	128,730	~~W~~	451,742	~~W~~	285,423	~~W~~	354,868

[1]	As of June 30, 2006 allowance for doubtful accounts in relation to related party receivables amount to ~~W~~ 139 million(December 31, 2005: ~~W~~ 542 million). In addition, for the six-month periods ended June 30, 2006 reversal of allowance for doubtful accounts in relation to related parties receivables amount to ~~W~~ 403 million(June 30, 2005: 841million).
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005, and December 31, 2005
(Unaudited)
For the six-month period ended June 30, 2006 and 2005, details on compensation for key management officers are as follows:

(in millions of Korean won)	2006		2005
Salaries and wage	~~W~~	3,879	~~W~~	3,423
Severance benefits		4,530		1,310
Management achievement awards		3,094		3,019
Stock compensation expense		20,946		2,004

Total	~~W~~	32,449	~~W~~	9,756

Key management officers include directors (including non-standing directors) and internal audit officer who have significant influence and responsibilities in the Company’s business and operations.

25.	Regional Information

The Company has a plant in Pohang and another plant in Gwangyang in the Republic of Korea. General information on the operations of both plants as of June 30, 2006, follows:

	Pohang Mill	Gwangyang Mill
Major Products
Hot roll	HR coil, HR Sheet	HR coil
Cold roll	CR coil, CR Sheet	CR coil, CR Sheet
Plate	Plate	—
Electric iron	Electric iron coil	—
Stainless	STS HR coil and others	—
Semi-finished goods	Slab, Bloom	Slab

Major Facilities
Furnaces	1-4 furnaces, F furnace, COREX	1-5 furnaces
Steel manufacturing	1-2 steel manufacturing	1-2 steel manufacturing
Hot roll	1-2 HR	1-3 HR, Mini mill
Cold roll	1-2 CR	1-4 CR
Others	HR, Steel plate, STS and others	—

Number of employees	7,273	6,376
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005, and December 31, 2005
(Unaudited)
Regional financial status as of June 30, 2006 and December 31, 2005, and operating results for the six-month periods ended June 30, 2006 and 2005, are as follows:
(in millions of Korean won)

2006	Pohang		Gwangyang		Others		Total
Sales [1]
Domestic	~~W~~	3,730,142	~~W~~	2,705,058	~~W~~	22,905	~~W~~	6,458,105
Export		1,293,548		1,584,481		—		2,878,029

Total	~~W~~	5,023,690	~~W~~	4,289,539	~~W~~	22,905	~~W~~	9,336,134

Property, plant and equipment [2]	~~W~~	7,173,478	~~W~~	5,028,516	~~W~~	—	~~W~~	12,201,994
Intangible assets [2]		158,196		93,365		—		251,561

Total	~~W~~	7,331,674	~~W~~	5,121,881	~~W~~	—	~~W~~	12,453,555

Depreciation and amortization [3]	~~W~~	358,396	~~W~~	379,749	~~W~~	—	~~W~~	738,145

(in millions of Korean won)

2005	Pohang		Gwangyang		Others		Total
Sales [1]
Domestic	~~W~~	4,135,954	~~W~~	3,598,378	~~W~~	17,950	~~W~~	7,752,282
Export		1,588,730		1,692,822		—		3,281,552

Total	~~W~~	5,724,684	~~W~~	5,291,200	~~W~~	17,950	~~W~~	11,033,834

Property, plant and equipment [2]	~~W~~	5,851,698	~~W~~	5,046,981	~~W~~	—	~~W~~	10,898,679
Intangible assets [2]		168,825		109,068		—		277,893

Total	~~W~~	6,020,523	~~W~~	5,156,049	~~W~~	—	~~W~~	11,176,572

Depreciation and amortization [3]	~~W~~	369,859	~~W~~	393,113	~~W~~	—	~~W~~	762,972

[1]	No inter-plant transactions between the two plants.

[2]	Presented at book value.

[3]	Includes depreciation expense for idle assets.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005, and December 31, 2005
(Unaudited)
26.	Subsequent Events

The Company declared interim dividends, which were approved by the Board of Directors on July 21, 2006. For the six-months period ended June 30, 2005, the Company declared interim dividends in accordance with the resolution of the Board of Directors dated July 12, 2005. Details of interim and year-end dividends in 2006 and 2005, are as follows:

Interim Cash Dividends

	2006			2005
	Dividend Ratio	Dividend		Dividend Ratio	Dividend
(in millions of Korean won)	(%)	Amount		(%)	Amount
Common shares	40	~~W~~	155,561	40	~~W~~	157,520

     Details of the dividend payout ratio and dividend yield ratio are as follows:
Dividend Yield Ratio

(in Korean won)	June 30, 2006		June 30, 2005
Interim dividends	~~W~~	2,000	~~W~~	2,000
Market price as of balance sheet date		254,500		182,500
Dividend yield ratio		0.79%		1.10%
Dividend Payout Ratio

(in millions of Korean won)	June 30, 2006		June 30, 2005
Interim dividends	~~W~~	155,561	~~W~~	157,520
Net income		1,391,109		2,569,874
Dividend payout ratio		11.18%		6.13%

In accordance with the resolution of the Board of Directors dated July 21, 2006, the Company will issue unguaranteed bearer bonds amounting to ~~W~~ 200,000 million and $300 million, to fund operations, investment in equipment and the redemption of principles.

27.	Reclassification of prior year financial statement presentation

Certain amounts in the June 30, 2005 and December 31, 2005 financial statements have been reclassified to conform to the June 30, 2006 financial statement presentation. These reclassifications have no effect on previously reported net income or shareholders’ equity.
See Report of Independent Accountants